FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2007

SECURITIES REGISTERED *

(As of close of fiscal year)

Amounts as to

Names of

Title of issue

which registration

exchanges on

is effective

which registered

________________________  ê ____________________________  ê ________________________

N/A

N/A

N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN MCNAB

Canadian Consulate General

1251 Avenue of the Americas

New York, NY  10020

Copies to:

   CHRISTOPHER J. CUMMINGS

    LEONARD LEE-WHITE

  Shearman & Sterling LLP

Assistant Deputy Minister

        Commerce Court West

      Treasury Division

     199 Bay Street, Suite 4405

   Province of New Brunswick

 Toronto, ON Canada M5L1E8                                                                                        P.O. Box 6000

  Fredericton, NB, Canada E3B5H1

*  The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.  In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)  The general effect of any material modifications, not previously reported, of  the rights of the holders of such securities.

None.

(b)  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.  A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of the item.)

Reference is made to page 31 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable.  No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 31 of Exhibit 99.1 hereto.

3.  A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 49 and 50 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2007, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

23 Oct. 2007	3 ½	GA	$ 500,000,000	$ --	Oct. 2002
15 Feb. 2013	7 5/8	EO	200,000,000	26,447,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	200,000,000	119,805,000	Sept. 1993
15 May 2020	9 ¾	DU	200,000,000	13,310,000	May 1990
1 May 2022	8 ¾	EI	200,000,000	15,067,000	May 1992
21 Feb. 2017	5 1/5	GR	500,000,000	--	Feb. 2007

2

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)

Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Otherwise Outstanding ($ millions)	Date Issued

23 Oct. 2007	3 ½	GA	$ 500,000,000	Oct. 2002
15 Feb. 2013	7 5/8	EO	173,553,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	80,195,000	Sept. 1993
15 May 2020	9 ¾	DU	186,690,000	May 1990
1 May 2022	8 ¾	EI	184,933,000	May 1992
21 Feb. 2017	5 1/5	GR	500,000,000	Feb. 2007

(b)

If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund.  The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made.  Purchases of bonds into the fund are generally discretionary.  Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds.  The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.

A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)

Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant.)

Reference is made to pages 31, 49 and 50 of Exhibit 99.1 hereto.

(b)

External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable.)

Reference is made to pages 49 of Exhibit 99.1 hereto.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 20 to 30 of Exhibit 99.1 hereto.

7.

(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

3

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)

Pages numbered 2 to 6 consecutively.

(b)

The following exhibit:

 99.1

Current Province of New Brunswick Description.

99.2

Province of New Brunswick 2007 - 2008 Budget (incorporated by reference to Amendment No. 4 on Form 18-K/A dated April 26, 2007 to the Annual Report of the Province of New Brunswick.

99.3

Province of New Brunswick Public Accounts for the fiscal year ended 31 March 2007 Volume 1 Financial Statements (incorporated by reference to Amendment No. 5 on Form 18-K/A dated October 10, 2007 to the Annual Report of the Province of New Brunswick.)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 18th day of December 2007.

Province of New Brunswick

By: /s/ Leonard Lee-White

Leonard Lee-White

Assistant Deputy Minister

Treasury Division

Department of Finance

5

EXHIBIT INDEX

Exhibit Number

Description

99.1

Current Province of New Brunswick Description.

99.2

Province of New Brunswick 2007 - 2008 Budget (incorporated by reference to Amendment No. 4 on Form 18-K/A dated April 26, 2007 to the Annual Report of the Province of New Brunswick.

99.3

Province of New Brunswick Public Accounts for the fiscal year ended 31 March 2007 Volume 1 Financial Statements (incorporated by reference to Amendment No. 5 on Form 18-K/A dated October 10, 2007 to the Annual Report of the Province of New Brunswick.)

6

Exhibit “99.1” Current Province of New Brunswick Description

December 18, 2007

Exhibit “99.1” Current Province of New Brunswick Description

Table of Contents

Page

Map of the Province

3

Province of New Brunswick

4

General Information

5

The Economy

7

Revenue and Expenditure of the Province

20

Financing

30

Consolidation of New Brunswick Public Sector Debt

33

Public Sector Pension Liabilities

34

New Brunswick Power Holding Corporation

36

New Brunswick Electric Finance Corporation

48

Funded Debt Outstanding at March 31, 2007

49

Foreign Exchange

51

Sources of Information

51

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 18, 2007 the noon buying rate in the City of New York for cable transfers payable in Canadian dollars, as reported by The Federal Reserve Bank of New York, was $1.0105 per U.S. dollar.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

The Province made a major change in its accounting policies during the year ended March 31, 2005 by implementing the new government reporting model recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”).  The Province now distinguishes between financial and non-financial assets and is now accounting for tangible capital assets as prescribed by PSAB.  The new reporting model has resulted in a number of financial statement changes.  In some cases historical data cannot be reproduced in the new format.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit “99.1” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
Miscou Island
Île Lamèque
Caraquet
Shippagan
RESTIGOUCHE
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
Plaster Rock
Rivière Miramichi River
Détroit de Northumberland Strait
Perth-Andover
Richibucto
ÎLE-DU-PRINCE-ÉDOUARD
Presque Isle
KENT
CARLETON
Doaktown
Bouctouche
MAINE (U.S.A.) (É.-U.)
YORK
SUNBURY
Shediac
QUEENS
Houlton
Moncton
WESTMORLAND
Woodstock
Minto
Chipman
Nackawic
Fredericton
Sackville
Amherst
Fleuve Saint John River
Oromocto
ALBERT
NOVA SCOTIA
Sussex
Alma
McAdam
KINGS
NOUVELLE-ÉCOSSE
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Bay of Fundy
Baie de Fundy
Deer Island
Campobello Island
Grand Manan Island

NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

Exhibit “99.1” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein.

	Year Ended December 31,					Compound Annual Growth Rate %
	2002	2003	2004	2005	2006	2001-2006
	(In millions of dollars where applicable)
Economy[1]
Gross Domestic Product (“GDP”) at market prices	21,169	22,366	23,534	25,190	25,346	4.6
Personal Income	18,302	18,940	19,839	20,544	21,376	4.0
Retail Trade	7,787	7,727	7,963	8,326	8,835	3.2
Manufacturing Shipments	12,447	12,402	14,237	15,278	14,955	4.7
Foreign Commodity Exports	8,166	8,517	9,438	10,675	10,366	6.1
Population at July 1 (in thousands)	750	751	752	751	749	-0.03
Unemployment Rate	10.2%	10.3%	9.8%	9.7%	8.8%	---
Change in Consumer Price Index	3.3%	3.4%	1.5%	2.4%	1.7%	---
Change in Real GDP	4.5%	2.8%	1.4%	0.5%	3.0%	---

1 Source: Statistics Canada – numbers are subject to adjustment

	Year Ending March 31,
	2004	2005	2006	2007	Budget Estimates 2008
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	109.7	(240.0)	(230.7)	(270.6)	(102.7)
Net Capital Expenditure	240.7	344.0	375.2	403.9	695.6
(Surplus) Deficit on Special Purpose Account	(4.2)	(6.3)	(6.8)	(9.5)	2.2
(Surplus) Deficit on Special Operating Agency	(12.1)	(12.7)	(33.9)	(16.3)	(11.5)
Earnings from Sinking Fund	(222.5)	(221.6)	(226.4)	(231.7)	(227.5)
Increase (Decrease) in Net Debt	99.7	(136.9)	(114.0)	(136.2)	356.0

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars unless otherwise indicated)
Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	8,418.7	8,485.8	8,397.0	8,942.4	9,272.8
Less Sinking Funds	3,543.0	3,716.2	3,773.8	3,984.0	3,968.2
Net Provincial Purpose Funded Debt	4,875.7	4,769.6	4,623.2	4,958.4	5,304.6
As a Percent of GDP	23.0	21.3	19.6	19.7	20.4

Exhibit “99.1” Current Province of New Brunswick Description

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)
Funded Debt Used for Advances to NB Power/NBEFC [2]
Gross Advances	2,972.8	3,098.0	3,316.6	3,261.5	3,709.1
Less Sinking Funds	351.3	363.7	391.6	336.4	300.6
Net Advances	2,621.5	2,734.3	2,925.0	2,925.1	3,408.5

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)
Contingent Liabilities	196.5	263.5	269.4	102.6	94.4

1 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

2 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.  See section on

New Brunswick Electric Finance Corporation.

PROVINCE OF NEW BRUNSWICK
GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2007 was estimated at 749,782.  The three largest urban areas of New Brunswick and their respective populations based on 2006 census figures are Saint John (122,389), Moncton (126,424) and Fredericton (85,688), the capital of the Province.

Government

Canada consists of a federation of provinces and Federal territories with a constitutional division of powers between the Federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the Federal public debt and property,

Exhibit “99.1” Current Province of New Brunswick Description

the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is His Honour Herménégilde Chiasson.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.  There are presently 19 members of the Executive Council, including the Premier, the Honourable Shawn Graham.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor.  Of a total of 55 seats in the Legislative Assembly, 32 are held by the Liberal Party and 23 are held by the Progressive Conservative Party.  The last Provincial general election was held on September 18, 2006.  Subject to the Legislative Assembly Act, the next Provincial general election will be held on September 27, 2010 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held Provincial general election.

International Trade Agreements

 The Government of New Brunswick believes that Canada’s participation in the Canada-U.S. Free Trade Agreement (“FTA”) and North American Free Trade Agreement (“NAFTA”) improves the Province’s international trade opportunities, particularly with neighbouring United States (“U.S.”). The FTA and NAFTA have provided the Province with an extraordinary advantage in the U.S. market over the past 20 years. However, as the U.S. implements more regional/bilateral free trade agreements, New Brunswick’s exclusive position is being eroded. The Government of Canada has recently become more aggressive with its regional trade agenda and has announced the signing of a free trade agreement with the European Free Trade Association, as well as the beginning of free trade agreement negotiations with Columbia, Peru and the Dominican Republic.

 The advancement of the World Trade Organization (“WTO”) is beneficial for the export-oriented economies of both Canada and New Brunswick.  The WTO remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round.  The Province participates actively on Federal/Provincial consultative committees concerned with implementation, dispute settlement and future negotiation issues related to international trade and investment agreements.

On March 22, 2002, the U.S. Department of Commerce (“DOC”) found that Canadian softwood lumber producers, other than those from Atlantic Canada, had benefited from countervailable subsidies and that all Canadian producers of softwood lumber had sold their product below fair market value.  As a result, the DOC imposed a Countervailing Duty of 18.79% and an Anti-Dumping duty of 8.43% on Canadian softwood lumber.  On April 27, 2006 Canada and the U.S. arrived at a mutually agreed upon framework for resolution of the dispute in which Ottawa delivered on a promised “exclusion” for Atlantic Canada.   On Sept 12, 2006, Canada and the U.S. signed the final Softwood Lumber Agreement (“SLA”).  During the course of the dispute, the U.S. held U.S. $5.5 billion in deposits from Canadian firms.  By the terms of the SLA, $4.5 billion were returned and $1 billion remained in the U.S. Including interest, New Brunswick exporters received approximately $66 million.

Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin enters the U.S. duty free, export tax free and with no quota restrictions. At the current price for lumber (average of U.S. $309 per thousand board feet as of July 2007) exporters in British Columbia and Alberta are being charged an export tax of 15%.  Exporters in the other provinces are subject to an export control regime including a tax and quota restrictions.

Exhibit “99.1” Current Province of New Brunswick Description

THE ECONOMY

Developments in 2006

The Canadian economy started 2006 on a strong note backed by healthy investment and personal expenditures. However, economic activity slowed rapidly over the course of the year. Real GDP grew 2.8% in 2006, slower than the 3.1% pace set in 2005. Momentum in the labour market continued in 2006, with overall employment pushing ahead 1.9% and the unemployment rate trending downward to 6.3% from 6.8% a year earlier.

 Economic growth in New Brunswick accelerated in 2006, growing at a rate of 3.0% compared to 0.5% in 2005. Growth in the Province was largely on the strength of consumer spending and business investment, but was weakened by the high dollar impacting exports. For Canada, the higher exchange rate, combined with high energy and other commodity prices, caused economic momentum to shift from central to western Canada, with Alberta and British Columbia posting the strongest performances. For New Brunswick, the goods-producing sector sparked 2006, growing 4.9%, the strongest pace in four years, while the services sector expanded 2.4%.

In 2006, retail sales in New Brunswick were up 6.1% over the 2005 level, compared to a 6.4% national increase. New motor vehicle sales advanced 3.4% from 2005 after three consecutive yearly contractions. New Brunswick's Consumer Price Index increased 1.7%, compared to a 2.0% increase for Canada. The value of New Brunswick manufacturing shipments in 2006 declined 2.1% from 2005, while Canadian manufacturing shipments edged up 0.8%. Labour income in New Brunswick rose 4.2% to $13.4 billion in 2006, below the national rate of growth of 6.2%. New Brunswick's housing starts in 2006 totalled 4,085, a 3.2% increase over 2005. In the agriculture sector, farm cash receipts increased 3.8% in 2006, supported by a 36.6% jump in potato receipts, the first gain in four years. The value of mineral production in New Brunswick increased 63.8% over 2005, wholly due to a 103.2% increase in the value of metallic minerals.

Capital investment increased 4.5% in 2006 from the 2005 level to $4,958.3 million.  Investment in 2006 represents the highest annual investment total in Provincial history. Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education, and forestry-related industries. Capital investment in Canada increased by 13.2% in 2006.

Foreign exports of commodities decreased 2.9% in 2006 to $10.4 billion, mostly as a result of the decline of 6.2% in exports of energy products (largely petroleum). Exports of forestry products edged up 1.8%, industrial goods rose 6.4% and machinery and equipment advanced 2.7%.

New Brunswick’s employment level in 2006 increased 1.4% from its 2005 level.  With the labour force increasing 0.4%, the unemployment rate dropped to 8.8% from 9.7% in 2005.

Economic Activity

In 2006, the nominal value of New Brunswick’s GDP was estimated at $25,346 million or $33,832 per capita. Over the 2002 to 2006 period, GDP at market prices grew at a compound annual growth rate of 4.6% compared to a national rate of growth of 5.8%.

Between 2002 and 2006, the real GDP from goods producing industries increased at a compound annual growth rate of 1.5% to $5,972.8 million (chained 2002 dollars). The real GDP of service producing industries recorded a compound annual growth rate of 2.5% during that same period, reaching a level of $14,901.5 million (chained 2002 dollars).

The gross value of manufacturing shipments increased at a compound annual growth rate of 4.7% (in current prices) over the 2002 to 2006 period, while foreign exports of commodities rose at a compound annual growth rate of 6.1% (in current prices).

Personal income has increased from $18,302 million in 2002 to $21,376 million in 2006 (in current prices), a compound annual growth rate of 4.0%. On a per capita basis, personal income increased from $24,403 to $28,533 (in current prices) over the same period, growing at a compound annual growth rate of 4.0%, the same as the national compound annual growth rate. Retail trade for New Brunswick increased at a compound annual growth rate of 3.2% (in current prices) over the same period.

Exhibit “99.1” Current Province of New Brunswick Description

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole for the years 2002 through 2006.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,
						CAGR[1] (%)
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices
New Brunswick	21,169	22,366	23,534	24,190	25,346	4.6
Canada	1,152,905	1,213,175	1,290,828	1,375,080	1,446,307	5.8
Per Capita Gross Domestic Product (in dollars)
New Brunswick	28,225	29,773	31,292	32,190	33,832	4.6
Canada	36,748	38,299	40,352	42,573	44,333	4.8
Personal Income
New Brunswick	18,302	18,940	19,839	20,544	21,376	4.0
Canada	898,943	931,773	982,181	1,032,247	1,094,724	5.1
Per Capita Personal Income (in dollars)
New Brunswick	24,403	25,212	26,379	27,338	28,533	4.0
Canada	28,650	29,416	30,703	31,959	33,556	4.0
Private and Public Investment (new)	3,549	3,980	4,405	4,743	4,958	8.7
Retail Trade	7,787	7,827	7,963	8,326	8,835	3.2
Manufacturing Shipments	12,447	12,402	14,237	15,278	14,955	4.7
Foreign Commodity Exports	8,166	8,517	9,438	10,675	10,366	6.1
Real Gross Domestic Product (chained 2002 dollars)
New Brunswick	21,169	21,765	22,069	22,174	22,843	1.9
Canada	1,152,905	1,174,592	1,210,656	1,247,780	1,282,204	2.7
Change in Consumer Price Index
New Brunswick	3.3%	3.4%	1.5%	2.4%	1.7%
Canada	2.2%	2.8%	1.8%	2.2%	2.0%
Unemployment Rate
New Brunswick	10.2%	10.3%	9.8%	9.7%	8.8%
Canada	7.7%	7.6%	7.2%	6.8%	6.3%

1Compound annual growth rate

 Source:  Statistics Canada

Structure of the Economy

The New Brunswick economy receives a large contribution from natural resources, especially forestry and forestry-related industries. The Provincial economy shows a larger concentration of service industries than goods-producing industries compared to Canada as a whole. During the 2002 to 2006 period, real GDP in the service industries accounted for 72.4% of total real GDP compared to 68.6% for Canada.

Exhibit “99.1” Current Province of New Brunswick Description

The following table shows real GDP by industry in New Brunswick for the years 2002 to 2006, valued in chained 2002 dollars.

GROSS DOMESTIC PRODUCT BY INDUSTRY[1]
	Year Ended December 31,
	2002	2003	2004	2005	2006	CAGR[2] % 2002-2006
	(In millions of chained 2002 dollars)
Goods-Producing Industries
Manufacturing[3]	2,833.3	2,929.9	2,925.8	2,703.4	2,773.1	-0.5
Construction	1,071.2	1,223.2	1,127.6	1,183.1	1,334.1	5.6
Utilities	665.1	699.0	697.6	691.2	646.6	-0.7
Primary Industries
Agriculture, Forestry, Fishing and Hunting	844.9	762.3	842.1	819.8	898.5	1.5
Mining and Oil and Gas Extraction	211.6	202.0	197.6	204.8	228.9	2.0

Total Goods-Producing Industries	5,626.0	5,817.7	5,880.3	5,693.3	5,972.8	1.5

Service-Producing Industries
Transportation and Warehousing	1,086.1	1,062.9	1,089.4	1,083.6	1,121.0	0.8
Information and Cultural Industries	685.9	684.5	682.5	703.0	717.4	1.1
Retail Trade	1,197.8	1,235.0	1,285.1	1,317.1	1,397.3	3.9
Wholesale Trade	866.7	935.7	962.0	970.8	955.5	2.5
Finance and Insurance, Real Estate, Renting, Leasing, Company Management	3,161.0	3,282.2	3,423.7	3,519.1	3,647.2	3.6
Public Administration	1,858.6	1,911.5	1,940.0	1,961.0	1,994.7	1.8
Educational Services	1,043.6	1,042.6	1,056.7	1,061.5	1,072.5	0.7
Health Care and Social Assistance	1,495.5	1,523.4	1,524.7	1,531.7	1,553.3	1.0
Professional, Scientific and Technical Services	543.3	556.9	563.6	574.8	588.7	2.0
Administrative and Support, Waste Management and Remediation Services	423.0	420.4	481.5	504.6	516.4	5.1
Accommodation and Food Services	459.1	467.3	463.3	466.3	461.0	0.1
Arts, Entertainment and Recreation	133.3	127.0	126.9	127.5	129.0	-0.8
Other Services (except Public Administration)	535.6	540.4	536.6	548.5	559.4	1.1

Total Service-Producing Industries	13,489.4	13,790.2	14,320.5	14,556.1	14,901.5	2.5

Total Real Domestic Product (at basic prices)	19,115.4	19,609.6	19,920.6	19,958.5	20,579.6	1.9

1Totals may not add up due to the adoption of the chain Fisher deflation methodology.

2Compound annual growth rate

3Includes natural resources processing: output of forestry-related products accounted for approximately 47.7%  of manufacturing GDP at basic prices during the years 2002 through 2006.

Source:  Statistics Canada.

Exhibit “99.1” Current Province of New Brunswick Description

Primary Industries

Mining.  The New Brunswick mining sector has benefited from the development of base metal deposits (zinc, lead, copper and silver ores), potash and peat.  This has resulted in increased direct employment and the development and operation of related smelting, land and water transportation facilities.  The New Brunswick mining industry employs approximately 3,021 people.

The 2006 value of mineral production (including coal) in New Brunswick is estimated to be $1,485 million, representing an increase of 64% over the final value of $907 million in 2005.  The increase was wholly attributable to an increase in metal prices throughout the year.  Metals, which accounted for 80% of the total value of the Province’s mineral production, increased by 103% from 2005 levels, while non-metallics (20% of total production) decreased by 5%, largely because of lower potash revenues.  Among the metals, zinc continued to be the dominant commodity (over 76% of total value of metals).  However, the Province’s only zinc producer, Xstrata Zinc Canada - Brunswick mine, is expected to exhaust its mineable reserves by May 2010.

The main non-metal commodities are potash, peat, salt, and sulphur in smelter gas.  Potash Corporation of Saskatchewan’s (“PCS”) Penobsquis mine near Sussex operated normally throughout 2006, despite having to deal with a brine inflow to the underground workings.  Following the expansion of the Rocanville plant in Saskatchewan, PCS’s Cassidy Lake (formerly Potacan) facility ceased to upgrade standard grade material in October 2005. However, a major exploration program has discovered a significant new potash zone south of the existing mine site.  PCS has announced plans to develop the new potash zone at a cost of $1.7 billion. The construction phase is expected to last four years. The workforce in the potash sector was 432 in 2006.

Structural materials such as lime, stone, sand, and gravel contributed about 4% to the value of production in 2006.  Several limestone quarries were active as were areas producing marl and silica.

In 2006, Corridor Resources Inc. received regulatory approval for its planned development of the McCully natural gas field east of Sussex.  The cornerstone of the development plan is a 45-kilometre pipeline to deliver gas from the McCully field to the Maritime and Northeast Pipeline for export to the United States.  The plan includes the initial completion of eight wells for production, while two existing wells will continue to provide gas to the PCS potash mill.  The eight wells’ production is expected to be in the range of 20 million standard cubic feet per day.  Approximately $70 million has been spent to date at McCully, excluding the current development, which is budgeted at over $50 million.

Under an agreement with Irving Oil Limited, Contact Exploration Inc. is exploring in the Stoney Creek area south of Moncton and is testing some of the old Irving wells for productivity.  Contact has drilled two horizontal wells and upon receipt of regulatory approval will initiate production testing for oil. Irving Oil is engaged in a multi-year abandonment program in the Stoney Creek field for old wells that are no longer productive.  PetroWorth Resources Inc. has conducted a seismic survey in the area to the west of Stoney Creek and is continuing further exploration.

The Province has established a number of initiatives to improve and expand the viability of the mining industry as recommended in a major study presented in 2000.  In addition to the Prospector Development Program and the Junior Mining Assistance Program, there are two new initiatives to assist the exploration and mining industries: an 18% tax credit to companies that undertake advanced exploration and a new mine reclamation fund. In 2006, investment in metallic minerals exploration increased to $16.2 million compared to $10.1 million in the previous year.  A three-year advanced exploration program announced by the Province in 2003 has been extended for two more years.  Thirteen million dollars have been invested (50% in government grants) in the Bathurst Mining Camp over the first three years of the program.  A further $10 million in exploration investment in the Bathurst Mining Camp is expected over the next two years.

The following table sets forth the total selling value of mineral production in New Brunswick (including the value of concentrating and smelting) for the years 2002 through 2006.

Exhibit “99.1” Current Province of New Brunswick Description

MINERAL PRODUCTION
	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
Base Metals	440.3	447.7	507.8	583.4	1,185.3
Fuels, including Coal	19.9	17.1	n/d	n/d	n/d
Non-Metallic Minerals	193.2	237.8	n/d	n/d	n/d
Total	653.5	702.5	778.6	906.6	1,485.2

n/d   not disclosed

Source:  Statistics Canada.

Forestry.  Approximately 83.5% of the land area of New Brunswick is forested and roughly one half of the forested land is owned by the Province as Crown land.  Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $59 million in Crown land royalties for the fiscal year ended March 31, 2007. The Province received $56.5 million of these royalties from Licensee and Sub-licensee harvest activities and $2.5 million was forwarded to New Brunswick First Nation Communities in accordance with harvesting agreements and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2000 through 2004.

FOREST PRODUCTION
	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands of cubic metres)
Pulpwood	3,573	2,799	3,069[1]	3,085	2,940
Logs and Bolts	8,231	7,308	7,319[1]	7,637	7,995
Fuelwood	33	44	36	36	35
Other	36	35	33	30	35
Total	11,872	10,186	10,457[1]	10,788	11,004

1National Forestry database estimate.

Source:  National Forestry Database

Information regarding New Brunswick's pulp and paper and wood manufacturing industries is set forth below under "Manufacturing".  Pulpwood production from year to year is affected by, among other things, weather conditions for harvesting and bears a fluctuating relationship to shipments by the pulp and paper industry.

Harvesting of the Province’s wood resources on Crown lands and industrial freehold lands is in balance with current growth on a sustainable-yield basis.  The Province’s yearly harvest level is estimated at 10.5 million cubic metres, comprised of 65% softwood and 35% hardwood fibre.

Exhibit “99.1” Current Province of New Brunswick Description

Agriculture.  The 2006 Census of Agriculture indicated that New Brunswick had 2,776 farms and 395,500 hectares of farmland.  The comparable figures from the 2001 Census were 3,034 farms and 388,000 hectares.  Cattle farms accounted for 29.5% of all farms in New Brunswick in 2006, followed by fruit operations (13.4%) and dairy farms (9.7%).  Total farm cash receipts in the Province were $449.5 million in 2006, up 3.8% from the previous year.  Receipts for potatoes, the largest crop, increased 36.6% to $110.8 million.

Fishing.  Lobster, crab, herring, shrimp, scallops, and sea urchin have been the species most important to the primary fishing industry, accounting for nearly 94.1% of the value of landings estimated at $150.6 million in 2006, a 26.5% decrease from 2005.  The average annual value of fish landings during the 2001-2005 period was $185.9 million.  New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.  Shipments of processed fish products for 2006 increased 5.4% from 2005 to $806.5 million, below the 2002-2006 average of $860.1 million.  Exports of fish products declined to $781.5 million in 2006, down 4.6% from 2005.

Sales of New Brunswick aquaculture products and services increased 16.3% to $287.5 million in 2005.  New Brunswick sales accounted for 37% of the Canadian total in 2005, behind first-ranked British Columbia (46%).

Secondary Industries

Manufacturing.  Manufacturing activity in New Brunswick employed approximately 36,900 people in 2006, providing $1,400.5 million in wages and salaries compared to $1,384.6 million in 2005.

In 2006, the value of manufacturing shipments decreased by 2.1% to $14,954.8 million from $15,278.5 million in 2005.  The miscellaneous group of manufacturing industries (which includes diverse groups of small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting) accounted for 78.1% of total shipments in 2006 and reported a 2.2% decrease in the value of shipments over 2005.  Lower shipments of wood products and machinery also contributed to the decline. However, shipments of paper products recovered strongly from the significant decline in 2005.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory shipments, for the years 2002 through 2006.

GROSS SELLING VALUE OF FACTORY SHIPMENTS
	Year Ended December 31,
						CAGR[1] %
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)
Industry
Paper Manufacturing	2,324.3	2,289.9	2,541.9	1,857.4	2,037.5	-3.2
Food Manufacturing	1,996.5	1,973.0	1,828.3	nd	nd	na
Wood Product Manufacturing	1,560.5	1,503.1	1,604.9	1,476.5	1,234.9	-5.7
Miscellaneous Manufacturing[2]	6,565.4	6,635.5	8,262.1	11,944.6	11,682.4	15.5
Total	12,446.7	12,401.5	14,237.2	15,278.5	14,954.8	4.7

1Compound annual growth rate

2The principal components of "Miscellaneous" are petroleum products, lead smelting and electrical and electronics commodities.

nd – not disclosed

na – not applicable

Source:  Statistics Canada.

Exhibit “99.1” Current Province of New Brunswick Description

Construction.  The construction industry is the second largest of the goods-producing industries in terms of contribution to real GDP. Spending on construction activity in 2006 increased 13.8% from the 2005 level to $3,113.4 million. The main contributors to the increase were continued work on the twinning of the Trans-Canada Highway, the Point Lepreau refurbishment project and the construction on the $750 million Liquefied Natural Gas (“LNG”) terminal. Total capital investment in New Brunswick reported an increase of 4.5% in 2006. Residential construction, the largest component of investment, accounted for 27.2% of capital investment in 2006. Housing starts in the Province reached 4,085 in 2006, a 3.2% gain from the 2005 level. New Brunswick private and public investment intentions for 2007 show that construction investment in New Brunswick is expected to reach $3,655.4 million in 2007, up 17.4% from 2006.

Service Industries

Trade.  Retail trade amounted to $8,834.8 million in 2006, an increase of 6.1% from 2005, compared to the national increase of 6.4%. Between 2002 and 2006, New Brunswick’s compound annual growth rate for retail trade was 3.2%. On a per capita basis, the value of retail sales was $11,792 for New Brunswick and $11,932 for Canada as a whole.

Positive developments announced in 2006 involved new or expanded facilities for Atlantic Superstore, Canadian Tire, Co-op, Future Shop, Home Depot, Home Hardware, Kent Building Supplies, Liquidation World, Mark’s Work Wearhouse, RONA, Shoppers Drug Mart, Sobeys, Tommy Hilfiger, UAP/NAPA and Wal-Mart. As a result, several communities in the province benefited.

Transportation.  New Brunswick has an extensive infrastructure of road, rail, water, and air transportation services. In addition, the Province has an area air traffic control centre that controls aircraft within the Maritime provinces.

In 2006, the Greater Moncton International Airport reported a 4.3% increase in passengers (to 558,500) and a 2.6% rise in cargo, compared to 2005. A new $8.5-million Transport Canada hangar became operational. While the airport benefited from the addition of service by Continental Airlines, the cancellation of CanJet service had the opposite impact.

The Greater Fredericton Airport achieved international status under International Civil Aviation Organization and Transport Canada guidelines. Significant capital investments were made in 2006 to expand the airport departure lounge and complete a major upgrade to the terminal interior. An 8,500-square foot pavilion was also completed to accommodate the growing number of military and charter flights using the facility. The airport served 247,400 passengers, an 8.3% increase from 2005.

The Saint John Airport welcomed 194,900 passengers in 2006, up 9.8% from the previous year. The airport expanded its parking lot and departure lounge to accommodate more passengers due to increases in flights (daily and charter) and larger aircraft.

A major ice-free port in Saint John handled 24.9 million metric tonnes of cargo in 2006, a decrease of 9.7% from 2005; this was primarily due to a decline in liquid bulk (includes petroleum, chemicals and molasses). The Irving Oil refinery conducted two extended-maintenance projects in 2006. Other cargo sectors increased 22.9% overall, as the result of the AV Nackawic pulp mill reopening and growth in recyclable metals, potash and salt. The region benefited from 88,000 visitors from 34 cruise ship calls. Contracts to build two specialized storage tanks were awarded for the $750-million Canaport LNG project in 2006; the terminal is to be operational in late 2008.

The port of Belledune handled 1.8 million metric tonnes of goods in 2006, a decrease of 18.2% from the previous year. Operation of the 280,000-barrel capacity liquid storage facility was restored in the fall.

Communications and Technology. Employment in communications and technology averaged 48,200 persons in 2006, similar to the previous two years.

Several customer contact centres announced new jobs or expansion plans including: Advantage Communications Inc., ClientLogic, Delta Hotels Global Reservation Services, Minacs, SNC-Lavalin ProFac, TeleTech and Virtual Agent Services. As well, Statistics Canada’s temporary office in Moncton, established in April during the 2006 Census main collection activities, continued to operate into the first quarter of 2007 to accommodate post-censal survey collection. These announcements helped offset losses due to the Avis-Budget Group restructuring (formerly Cendant Canada) and layoffs at Air Canada. The customer contact sector has over 110 companies that employ about 21,000 people throughout New Brunswick.

Exhibit “99.1” Current Province of New Brunswick Description

In 2006, the $44.6-million initiative to provide high-speed Internet access to all regional health care centres, business parks, First Nations communities, and most residences and businesses was completed. This infrastructure project was the result of collaboration between Aliant, the Province and the Federal government. Aliant also launched high-speed wireless service in five communities (Saint John, Moncton, Fredericton, Bathurst, and Florenceville).

Rogers Communications announced a $2.5-million investment to upgrade their services throughout Kent County. Furthermore, the company launched a home phone service with free long-distance calling within the Province for the three largest cities and their outlying communities. Aernet Wireless and Barrett Xplore Inc., two other high-speed Internet service providers in New Brunswick, also announced expansion plans.

On-going research at NRC-IIT involves the e-Learning Group, Health Initiative, Internet Logic Group, and People-Centred Technologies Group. There are over 70 staff members working out of the Fredericton and Moncton locations.

High Performance Computing research is accelerating in New Brunswick as a result of a $500,000-commitment to ACEnet by the Province. The $27.2-million initiative involves a partnership of seven Atlantic institutions with the University of New Brunswick playing a pivotal role.

The aerospace, defence and security industry (which employs roughly 700 full-time equivalents) is also developing in the Province, with revenue growing to $112 million in 2005. Funding obligations from recent Federal military procurements are expected to boost this industry for several years.

Tourism.  In recent years, tourism has made a significant contribution to the economy of New Brunswick. Tourism revenues in New Brunswick are expected to increase marginally in 2006 to $1.2 billion, despite total visitation declining 5.1%. The accommodation sector profited from a strong resident market performance and increased spending by U.S. overnight visitors.

Provincial hotels and other lodgings reported an average July-August occupancy rate of 70% in 2006, a slight decrease from the year before. At the same time, the number of rooms available increased 2.0%. The accommodation sector benefited from new projects and upgrades in several communities worth more than $18 million in total.

In 2006, employment for accommodation and food services in New Brunswick increased 12.6% to 25,000, a level not seen since 2002. Receipts for restaurants, caterers and taverns fell 1.4% in 2006 compared to the previous year; the only component to show growth was limited-service establishments (47% of the total) at 0.6%.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN TRADE

Total Exports and Imports

The following table sets forth categories of selected trade indicators for the calendar years 2002 through 2006.

SELECTED TRADE INDICATORS
	For Year Ending March 31,
	2002	2003	2004	2005	2006
	(In millions of dollars unless otherwise stated)
Exports of Goods and Services	16,165	16,928	18,379	19,333	20,334
Exports to other countries	9,920	10,274	11,160	11,953	11,752
Exports of goods to other countries	8,893	9,224	10,210	10,967	10,785
Exports of services to other countries	1,027	1,050	950	986	967
Exports to other provinces	6,245	6,654	7,219	7,980	8,582
Exports of goods to other provinces	4,233	4,603	4,976	5,605	5,972
Exports of services to other provinces	2,012	2,051	2,243	2,375	2,610
Ration of Exports to Nominal GDP	76.4%	75.7%	78.1%	82.4%	80.2%
Imports of Goods and Services	18,228	18,985	20,620	23,039	23,735
Imports from other countries	9,554	9,569	10,648	12,294	12,150
Imports of goods from other countries	8,847	9,937	9,861	11,472	11,305
Imports of services from other countries	707	732	787	822	845
Imports from other provinces	8,674	9,416	9,972	10,745	11,585
Imports of goods from other provinces	4,903	5,378	5,451	6,011	6,572
Imports of services from other provinces	3,771	4,038	4,521	4,734	5,013
Ration of Imports to Nominal GDP	86.1%	84.9%	87.6%	95.2%	93.6%
Trade Balance	(2,063)	(2,057)	(2,241)	(3,106)	(3,401)
Gross Domestic Product at Market Prices	21,169	22,366	23,534	24,190	25,346

Source:  Statistics Canada

Foreign Exports of Commodities

Foreign exports of commodities have become increasingly important to both the New Brunswick and Canadian economies. In 2006, foreign exports were equivalent to 40.9% of GDP for the Province, compared to 28.4% for Canada. New Brunswick's foreign exports of commodities, estimated at $10,366 million in 2006 (in current dollars), increased at a compound annual growth rate of 6.1% over the 2002 to 2006 period.

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the U.S. In 2006, the U.S. purchased an aggregate of 90.1% of the Province's foreign commodity exports. Energy products (mostly refined petroleum products and some electricity) accounted for 56.0% of all commodity exports that year, followed by forest products (lumber, pulp and paper) at 17.3%, and agricultural and fishing products at 11.7%. Other important commodity exports are fertilizers, plastic products, machinery and mechanical appliances, potash and metallic ores (mostly zinc).

The table below shows foreign exports of commodities from New Brunswick for the years 2002 to 2006. The largest component, energy products, increased at a compound annual growth rate of 15.0% during that time, due to particularly strong increases in energy prices in the past few years. Exports of forest products decreased at a compound annual growth rate of 3.8% due to price declines and weak markets. Declining at a compound annual growth rate of 3.5% over the past five years, exports of agricultural and fishing products experienced a steady downturn during the period.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN EXPORTS OF COMMODITIES

	Year Ended December 31,
						CAGR[1] (%)
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)
Forest Products	2,088.5	2,027.2	2,191.5	1,756.0	1,788.4	-3.8
Energy Products	3,312.2	3,871.1	4,470.9	6,181.4	5,799.9	15.0
Agriculture and Fishing Products	1,402.9	1,340.6	1,282.3	1,277.8	1,217.9	-3.5
Industrial Goods	595.0	587.1	692.3	801.8	852.9	9.4
Machinery and Equipment	576.0	514.8	565.3	459.1	471.5	-4.9
Other	191.4	177.0	235.8	199.4	235.6	5.3

Total	8,165.8	8,517.0	9,438.1	10,675.4	10,366.0	6.1

1Compound annual growth rate

Source:  Statistics Canada.

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2002 to 2006. The largest component, energy products, increased at a compound annual growth rate of 14.4% during that time, due to particularly strong increases in energy prices in the past few years.

FOREIGN IMPORTS OF COMMODITIES
	Year ended December 31,					CAGR[1] (%)
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)
Forest Products	155.3	146.6	145.9	170.0	149.3	-1.0
Energy Products	2,974.1	3,338.2	4,126.8	5,135.3	5,098.3	14.4
Agriculture and Fishing Products	591.0	527.2	503.0	496.8	475.9	-5.3
Industrial Goods	951.2	911.6	952.8	1,042.4	723.1	-6.6
Machinery and Equipment	583.0	610.7	638.3	713.5	614.5	1.3
Other	465.3	439.9	532.4	444.4	460.2	-0.3

Total	5,720.0	5,974.2	6,899.0	8,002.5	7,521.5	7.1

1Compound annual growth rate

Source:  Statistics Canada.

Exhibit “99.1” Current Province of New Brunswick Description

New Investment

The following table sets forth statistics regarding new investment in New Brunswick, by sector, and compares total new investment with Canada as a whole.

NEW INVESTMENT
	Year Ended December 31,
	2002	2003	2004	2005[1]	2006[1]
	(In millions of dollars)
Construction
Housing	1,026.8	1,150.6	1,291.0	1,305.2	1,348.7
Public Administration	372.0	365.0	402.8	433.5	466.1
Other	690.9	1,010.5	877.7	996.7	1,298.6
Construction Investment	2,089.7	2,526.1	2,571.5	2,735.4	3,113.4

Machinery and Equipment
Manufacturing	291.2	370.7	379.1	597.7	504.4
Finance and Insurance	194.1	179.8	218.6	222.8	236.3
Public Administration	100.9	93.2	126.6	134.0	135.3
Real Estate and Rental and Leasing	127.8	82.3	113.5	212.3	nd
Other	744.8	728.0	995.3	840.8	969.0
Machinery and Equipment Investment	1,458.8	1,454.0	1,833.1	2,007.6	1,845.0

Total New Investment	3,548.5	3,980.1	4,404.6	4,743.0	4,958.4

Total New Investment (Canada)	213,978.7	224,849.7	247,881.7	273,225.4	297,282.7

1Preliminary actual.

nd:   not disclosed

Source:  Statistics Canada.

Capital investment increased 4.5% in 2006 from the 2005 level to $4,958.3 million.  Investment in 2006 represents the highest annual investment total in Provincial history. Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education, and forestry-related industries.

In 2006, Enbridge Gas New Brunswick continued developing the natural gas distribution system in the Province. Natural gas was available in Fredericton, Moncton, Saint John, St. George, Oromocto, St. Stephen, Dieppe, and Riverview by the end of the year. By late 2006, Enbridge had more than 5,000 customers in New Brunswick compared to around 3,000 in 2004 and the company plans to continue expanding its customer base. In 2006-2007, Enbridge expects to add 155 kilometers of pipeline to its New Brunswick distribution network, with the total investment estimated at $70 million. The company reported natural gas is being installed in 70% of all new residential and commercial construction in the eight communities currently serviced by the company.

In recent years, Aliant (owner of NBTel) and Rogers Communications Inc. have made significant investments in the Province’s telecommunications system, increasing access to high-speed Internet and wireless communications. Rogers Cable Inc. (“Rogers”) spent $2.5 million to install over 100 kilometers of fibre cable throughout Kent County. The upgrade, complete in March 2007, provided two-way network service for high-speed Internet, digital cable and video-on-demand. Rogers launched its own home services in New Brunswick, and unveiled free long-distance phone services within the Province. The service began on July 1st and was expanded to Bathurst, Edmundston and Miramichi from the Province’s three largest cities and their outlying communities. Aliant spent $300 million over 2003-2006 to improve its network in New Brunswick. It planned to have 95% of New Brunswickers able to access high-speed Internet and emerging broadband technologies by the end of 2006. The $44.6 million project to connect 327 communities in New Brunswick’s rural areas to high speed Internet was completed six months ahead of the deadline in 2006. The project was financed by the Federal government ($16.5 million), the Province ($12.5 million) and Aliant ($15.6 million). Aliant also launched its new high-speed wireless service in Fredericton, Moncton and Saint John, and expanded the service to Bathurst and Florenceville.

Exhibit “99.1” Current Province of New Brunswick Description

In 2006 and 2007, work on the twinning of 130 kilometers of the Trans-Canada Highway (“TCH”) continued, with the final section of the TCH between Grand Falls and Wookstock opened to the public in October 2007. In Saint John, the construction of the LNG terminal by Irving Oil Limited and the refurbishment of the Point Lepreau nuclear power plant continued. The $750 million terminal is expected to be operational in late 2008, while work on the Point Lepreau generating station will continue through 2009.

Labour Force

Employment in New Brunswick increased at a solid pace in 2006 (+1.4%), with gains totaling 4,900 to reach a record high of 355,400.  Nationally, employment rose 1.9%. The Provincial unemployment rate was pushed down to a 31-year record low in 2006, averaging 8.8% and marking the third successive year the rate has been lower than 10%. Canada’s jobless rate fell one-half a percentage point to 6.3%. Unemployment in New Brunswick stood at 34,200, a 9.3% drop from 2005, while the national level decreased 5.5%.

The following table sets forth certain information concerning New Brunswick's labour market.

LABOUR FORCE
	Average for Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands)
Population 15 years and over	602.4	605.0	607.6	610.4	611.3
Labour Force	382.0	382.4	388.0	388.2	389.6
Labour Force Employed	343.1	343.1	350.1	350.5	355.4
Labour Force Unemployed	38.9	39.4	38.0	37.7	34.2
Unemployment Rate
New Brunswick	10.2%	10.3%	9.8%	9.7%	8.8%
Canada	7.7%	7.6%	7.2%	6.8%	6.3%
Participation Rate
New Brunswick	63.4%	63.2%	63.9%	63.6%	63.7%
Canada	66.9%	67.5%	67.5%	67.2%	67.2%

Source:  Statistics Canada.

From 2002 to 2006, the number of persons employed in New Brunswick increased 3.6%. The majority of job growth in the Province in 2006 was focused in the service sector, with employment increasing by 4,000. However, employment increases were also evident in the goods producing sector which rebounded with a gain of 800 in 2006 following significant job loss the previous year. Three of the 16 major industries registered gains of more than twelve percent in 2006: finance, insurance, real estate and leasing (+21.5%), construction (13.4%) and accommodation and food services (+12.6%).

The following table indicates employment by industry in New Brunswick for the years 2002 through 2006.

EMPLOYMENT BY INDUSTRY

	Average for Year Ended December 31,

	2002	2003	2004	2005	2006
	(In thousands)
Goods-Producing Sector
Agriculture	5.3	5.8	6.7	6.8	6.2
Forestry, Fishing, Mining, Oil and Gas	10.7	11.2	11.7	11.6	9.9
Manufacturing	37.7	39.7	41.9	35.9	36.9
Utilities	4.7	4.2	3.6	3.3	3.1
Construction	19.7	19.2	19.4	18.6	21.1

Exhibit “99.1” Current Province of New Brunswick Description

Service-Producing Sector
Trade	55.1	53.4	54.1	58.2	56.8
Transportation and Warehousing	20.0	19.2	20.1	21.2	19.9
Professional, Scientific and Technical Services	14.4	15.5	16.1	15.1	14.5
Business, Building and Other Support Services	19.1	21.4	21.2	21.0	21.8
Educational Services	21.9	21.9	24.8	26.4	27.2
Health Care and Social Assistance	42.7	45.2	48.1	46.8	45.3
Information, Culture and Recreation	12.9	12.1	11.1	12.5	11.9
Accommodation and Food Services	25.3	22.5	21.6	22.2	25.0
Other Services	17.3	17.0	17.3	16.4	17.7
Finance, Insurance, Real Estate and Leasing	15.2	14.9	14.0	13.5	16.4
Public Administration	21.1	19.9	18.5	21.0	21.7

Total	343.1	343.1	350.1	350.5	355.4

Source:  Statistics Canada.

Economic Development

Economic growth is assisted by the Federal government’s Atlantic Canada Opportunities Agency (“ACOA”), which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic provinces.

The Canada-New Brunswick Infrastructure Program Agreement came into effect in 2000 to improve urban and rural municipal infrastructure in New Brunswick.  Canada and New Brunswick are each contributing $54.4 million to be matched by municipalities for a total fund of $163.2 million. As at March 31, 2007, $107.2 million of Federal/Provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2009.

In 2004, the Canada-New Brunswick Municipal Rural Infrastructure Fund Agreement came into effect to improve local infrastructure projects in New Brunswick.  Canada and New Brunswick are each contributing $39.6 million to be matched by municipalities for a total of $118.8 million.  As at March 31, 2007, $19.1 million of Federal/Provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2011.

In 1999 the Government of New Brunswick established the $25 million Acadian Peninsula Economic Development Fund to provide additional economic stimulation to the northeast region of the Province. In 2005, the funding for this initiative was increased to $40.0 million.  A further increase to $45.0 million was approved in December 2006.  As at March 31, 2007, $36.8 million has been expended under this initiative.  In 2002, a similar $25 million fund was established to support the Restigouche-Chaleur Economic Development Initiative in the northern part of the Province. As at March 31, 2007, $13.5 million has been expended under this initiative.  In 2004, another $25 million Miramichi Regional Economic Development Fund was established to provide economic development to the Miramichi region.  As at March 31, 2007, $9.7 million had been expended under this initiative.

In 2001, the $30 million Total Development Fund was established by the Government of New Brunswick to provide financial support for the implementation of Total Development Strategies in the forestry, mining, energy, aquaculture, agriculture, new technology, and tourism sectors.  As at March 31, 2007, $26.4 million had been expended under this program.

The Canada-New Brunswick Agreement on the Transfer of Federal Gas Tax Revenues under the New Deal for Cities and Communities came into effect in 2006 for investment in environmentally sustainable municipal infrastructure.  Canada and New Brunswick are contributing $116.1 million and $30.0 million, respectively, for a total of $146.1 million.  As at March 31, 2007, $9.8 million had been expended under this initiative.

Exhibit “99.1” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the Provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike regular appropriations, any unspent balance of these funds may be carried forward to subsequent fiscal years.  At March 31, 2007, the balance of unspent special purpose funds was $95.0 million.

Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years.  At March 31, 2007, the balance of unspent special operating funds was $44.2 million.  All transactions between the Special Operating Agencies and Provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

The Fiscal Stabilization Fund Act was enacted in the 2001 fiscal year.  The Act established a fund separate from the Consolidated Fund for the purpose of assisting in stabilizing the fiscal position of the Province from year to year and to improve long-term planning.  There have been no transactions in this Fund since the remaining amount was transferred to the Consolidated Fund in the fiscal year ended March 31, 2005.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to review by the Auditor General.  The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.   The consolidated financial statements include certain organizations that are accountable to the Provincial Legislature and are included in the Provincial Reporting Entity as described in Note 1(a) to the financial statements.  The methods by which the various organizations are included in the Province's financial statements are also outlined in Note 1(a).

For each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  The Minister of Finance reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenditures of some Provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the Provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Province adopted the Fiscal Responsibility and Balanced Budget Act and repealed the Balanced Budget Act during the 2006 fiscal year.  The Fiscal Responsibility and Balanced Budget Act stipulates that “It is the objective of the Government of New Brunswick that, in respect of each fiscal period, the total amount of expenses for that fiscal period not exceed the total amount of revenue for that fiscal period.”

The most recently ended fiscal period commenced April 1, 2004, and ended March 31, 2007.  A new fiscal period began April 1, 2007 and will end March 31, 2011.  The Government met its objective with a cumulative surplus of $597.8 million for the fiscal period just ended.

The Province implemented Tangible Capital Asset Accounting and introduced major changes in accounting policies during the year ended March 31, 2005.  It implemented the new government reporting model recommendations of PSAB of the CICA.  In addition to restating net debt, the new accounting model introduced an additional financial measure for governments that is referred to as the accumulated deficit.  It is the net debt minus non-financial assets.  With this model, net

Exhibit “99.1” Current Province of New Brunswick Description

debt is divided into two components: the portion that relates to investment in capital infrastructure and other non-financial assets and the portion that relates to past operating deficits or the accumulated deficit.   The new reporting model has resulted in a number of financial statement changes.  In some cases, historical data cannot be reproduced in the new format.

The following table sets forth information regarding the surplus or deficit for the four fiscal years ended March 31, 2007 and the Budget Estimates for the fiscal year ending March 31, 2008.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
	Year Ending March 31
					Budget Estimates
BUDGETARY ACCOUNTS	2004	2005	2006	2007	2008
	(In thousands of dollars)
Ordinary Account
Revenues	5,094,262	5,601,624	5,917,779	6,238,238	6,258,144
Expenditures	5,203,976	5,361,630	5,687,108	5,967,660	6,155,446
Surplus (Deficit)	(109,714)	239,994	230,671	270,578	102,698

Capital Account
Revenues	52,634	41,647	30,107	28,935	160,129
Expenditures	293,276	385,608	405,313	432,821	855,684
Surplus (Deficit)	(240,641)	(343,962)	(375,206)	(403,886)	(695,555)

Special Purpose Account
Revenues	40,678	48,890	53,345	62,648	49.196
Expenditures	36,521	42,596	46,460	53,102	51,367
Surplus (Deficit)	4,157	6,294	6,885	9,546	(2,171)

Special Operating Agency Account (Net)
Revenues	47,753	56,903	70,667	75,751	81,865
Expenditures	35,663	43,746	36,793	59,449	70,317
Surplus (Deficit)	12,090	13,156	33,874	16,302	11,548

Sinking Fund Earnings	222,517	221,559	226,367	231,746	227,500

Accounting Adjustments	-	-	-	1,014	-
Consolidated Revenue	5,457,845	5,970,623	6,298,265	6,638,331	6,776,834
Add: Amortization of Deferred Capital Contributions	21,578	22,248	22,398	23,174	25,477
Less: Capital Revenues Related to Tangible Capital Assets	(49,854)	(34,319)	(24,930)	(43,489)	(159,889)
Operating Revenue	5,429,569	5,958,552	6,295,733	6,618,017	6,642,422

Accounting Adjustments	(11,873)	107	8,589	(10,912)	-
Consolidated Expenditures	5,557,563	5,833,688	6,184,263	6,502,120	7,132,814
Add: Amortization Expense	290,660	215,665	226,935	238,062	250,351
Less: Gross Investment in Tangible Capital Assets	(248,604)	(326,748)	(342,218)	(364,947)	(777,840)
Accounting Adjustments	11,873	2,200	(8,208)	6,007	-
Operating Expense	5,611,492	5,724,805	6,060,772	6,381,243	6,605,325

Surplus (Deficit)	(181,923)	233,747	234,961	236,774	37,097

(Increase) Decrease in Net Debt	(99,718)	136,935	114,002	136,211	(355,980)

Exhibit “99.1” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2007 and the Budget Estimates for the fiscal year ending March 31, 2008.

CHANGES IN CASH FLOW
	Year Ending March 31,
					Budget Estimates[1]
	2004	2005	2006	2007	2008
	(In millions of dollars)
Operating Transactions
Surplus (Deficit)	(181.9)	233.8	235.0	236.8	37.1
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	7.4	7.0	7.4	7.3	-
Foreign Exchange Expense	(40.3)	(21.7)	(7.8)	(30.8)	-
Increase in Allowance for Doubtful Accounts	71.2	77.4	59.7	69.9	-
Sinking Fund Eearnings	(222.5)	(221.6)	(226.4)	(231.8)	(227.5)
Amortization of Tangible Capital Assets	269.1	193.4	226.9	238.1	250.4
Amortization of Deferred Capital Contributions	-	-	(22.4)	(23.1)	(25.5)
Loss on Disposals of Tangible Capital Assets	-	2.3	0.4	0.3	-
Actual Losses (Gains) Due to Foreign Exchange	(25.8)	10.5	19.1	16.6	-
Decrease in Pension Liability	(90.6)	(114.8)	(126.5)	(156.6)	-
Increase (Decrease) in Deferred Revenue	6.7	23.1	5.4	41.9	-
Decrease (Increase) in Working Capital	132.6	155.8	(80.0)	(129.3)	-
Net Cash from (Used In) Operating Activities	(74.1)	345.2	90.8	39.3	34.5

Investing Transactions
(Increase) Decrease in Investments, Loans and Advances	57.7	(1.4)	(401.5)	(95.0)	(130.9)
Net Cash (Used In) Investing Activities	57.7	(1.4)	(401.5)	(95.0)	(130.9)

Capital Transactions
Purchase of Capital Assets	(248.6)	(326.7)	(342.2)	(365.0)	(777.8)
Cash Received to Acquire Tangible Capital Assets	49.8	34.3	24.9	43.5	159.9

Cash Used in Capital Transactions	(198.8)	(292.4)	(317.3)	(321.5)	(617.9)

Financing Transactions
Proceeds from Issuance of Funded Debt	617.7	567.1	987.9	1,095.3	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	171.2	292.2	144.1	376.7	-
Decrease in Obligations Under Capital Leases	(7.8)	(16.4)	(15.2)	(17.0)	-
Sinking Fund Installments	(121.8)	(128.3)	(127.9)	(129.1)	-
Funded Debt Matured	(407.5)	(627.5)	(453.2)	(755.5)	-

Net Cash from Financing Activities	251.8	87.1	535.7	570.4	-

Increase (Decrease) in Cash Position during Year	36.6	138.5	(92.3)	193.2	-
Cash Position – Beginning of Year	(26.8)	9.8	148.3	56.0	-

Cash Position – End of Year	9.8	148.3	56.0	249.2	-

Cash Represented by
Cash net of Bank Advances and Short Term Borrowing	9.8	148.3	56.0	249.2	-

 1 The Budget Estimates do not include estimates of total borrowing requirements of the Province.  For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements”, and “Financing-Funded Debt Maturity Schedule”, respectively.

(-) Denotes no estimate provided

Exhibit “99.1” Current Province of New Brunswick Description

2007 Budget Estimates

The 2006-2007 budget projected an increase in net debt of $87.0 million.  For the fiscal year ended March 31, 2007 there was a decrease in net debt of $136.3 million.  The change of $223.3 million from the Budget Estimates was the result of higher-than-anticipated revenues.  Operating revenues were $418.2 million higher than budget at $6,648.9 million and operating expenses were $203.6 million higher than budget at $6,412.1 million.

Major Sources of Ordinary Account Revenue

The major sources of ordinary account revenue for the Province are payments from the Federal government, consumption taxes and income taxes.  For the fiscal year ending March 31, 2008, the Province’s revenue is estimated at $6,258.1 million, reflecting a projected increase of 0.3% from the fiscal year ended March 31, 2007.  Overall this represents a projected increase of $19.9 million in revenue.  The marginal increase in revenue is, in part, attributable to timing – 2006-07 Public Accounts were released on September 28, 2007 with the Budget tabled in March 2007.  The marginal increase in revenue can be attributed to: 1) exceptional growth in metallic minerals tax revenue in 2006-07, 2) lower revenue for other agencies due to another good year experienced by NB Power in 2006-07, 3) prudent projection for equalization payments in the 2007-08 Budget prior to the release of the Federal budget, 4) full year implementation of the 3.8 cent per litre gas tax reduction announced in October 2006 and the continued phase-out of the Large Corporation Capital Tax.

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2007 and the Budget Estimates for the fiscal year ending March 31, 2008.

ORDINARY ACCOUNT REVENUE SOURCES
	Year Ending March 31,
					Budget Estimates	Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-08
	(%)
Taxes
Personal Income	18.7	17.9	18.0	18.8	19.3	6.2
Corporate Income	3.3	4.0	3.5	6.1	5.5	19.3
Consumption	22.4	18.9	19.6	18.7	18.9	1.0
Property	6.0	6.1	5.9	5.7	6.0	5.1
Miscellaneous	0.8	0.7	0.7	0.6	0.6	-1.6
Total Taxes	51.3	47.6	47.6	50.0	50.4	4.8

Other Revenue
Licenses, Permits and Fees	5.8	5.3	5.3	5.3	4.9	0.9
Federal Government Payments	36.5	40.7	39.0	38.7	38.7	6.9
Other Agencies	4.2	4.5	6.3	4.3	4.2	5.6
Miscellaneous	2.2	1.9	1.8	1.7	1.7	-1.4
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions of dollars)	5,094.3	5,601.6	5,917.8	6,238.2	6,258.1	5.3

Personal and Corporate Income Taxes.  New Brunswick’s Provincial personal and corporate income taxes are collected and administered by the Federal government under a Federal-Provincial tax collection agreement.  For the taxation years up to and including 1999, personal income tax was calculated as a percentage of Federal income tax.  Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating Provincial personal income tax.  This method gave New Brunswick personal income tax policy flexibility to help ensure the tax system addresses the government’s social, economic and fiscal objectives.

Exhibit “99.1” Current Province of New Brunswick Description

Provincial income tax credit amounts and tax brackets are indexed annually.

Provincial Personal Income Tax Rates and Brackets

2006 Taxation Year	2007 Taxation Year
9.68% on first $33,450 14.82% on $33,450 to $66,902 16.52% on $66,902 to $108,768 17.84% over $108,768	10.12% on first $34,186 15.48% on $34,186 to $68,374 16.80% on $68,374 to $111,161 17.95% over $111,161

The 2007-2008 Budget announced that effective January 1, 2007, the Province’s personal income tax rates would be increased in order to generate an additional $50 million in revenue annually.  The new rates are reflected in the table above.

In the 2001-2002 Budget, the Province introduced a low-income tax reduction. The 2007-2008 Budget announced the enhancement of the Low-Income Tax Reduction so that all single tax filers with incomes up to $13,750 and families with incomes up to $23,050 will pay no provincial personal income tax for the 2007 taxation year.  As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level.

The 2007-2008 Budget announced the implementation of government’s Charter for Change commitment of doubling the Low-Income Seniors Benefit from $100 to $200 effective April 1, 2007.

On December 20, 2006 government announced a one-time home energy benefit to low-income families to help them cope with the high costs of home energy.  The home energy assistance program was a one-time payment of $100. To be eligible, applicants must have had a total family income of less than $25,000 in 2005, and be current residents of New Brunswick.  On July 6, 2007, the government announced the renewal of the Home Energy Assistance Program for one more year and the income threshold was increased to include families that had incomes up to $28,000 in 2006.

In June 2006, the New Brunswick Legislature passed the Tuition Tax Cash Back Credit Act.  Under this program, New Brunswickers and others who attended post-secondary institutions anywhere, paid tuition after January 1, 2005 and decide to live and work in New Brunswick, will be eligible for a rebate of 50% of their tuition costs to a maximum of $10,000.  Individuals can apply for up to $2,000 per year.  The 2007-2008 Budget amended the Tuition Rebate program, providing tax relief to recent graduates of eligible post-secondary institutions.

As part of the new government's efforts to encourage post-secondary education, on October 3, 2006, cabinet members approved the creation of $2,000 grants to first-time university students.

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for Federal tax purposes.  The 2007-2008 Budget cancelled the planned decrease of the Provincial general CIT rate from 13% to 12%.  Between 1999 and 2006, the small business CIT rate, which applies to small Canadian controlled private corporations, was reduced from 6% to 1.5%.  In addition, the small business threshold to which this rate applies was increased from the first $200,000 to the first $475,000 of active business income. The 2007-2008 Budget increased the Provincial small business CIT rate to 5% effective January 1, 2007, and decreased the income threshold eligible for the small business CIT rate from $475,000 to $400,000.

On November 30, 2006, the New Brunswick government paralleled the Federal changes to the taxation of dividend income by introducing a two-rate dividend tax credit (“DTC”) structure.  At that time, the enhanced New Brunswick DTC provided a rate of 12% on eligible dividends from large Canadian corporations paid on or after January 1, 2006.  The 2007-2008 New Brunswick Budget further modified the two-rate DTC structure that was announced in November 2006.  As a result of the increase to the Provincial small business CIT rate, the Budget announced the enhancement of the tax credit on dividends received from small business on or after January 1, 2007 from 3.7% to 5.3%.

Effective January 1, 2003, New Brunswick’s Research and Development tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit. Also, New Brunswick offers a 40% refundable Film Tax Credit. The credit is applied to eligible wages and salaries paid to New Brunswick residents.

Exhibit “99.1” Current Province of New Brunswick Description

To encourage entrepreneurship and assist small businesses with obtaining equity capital, the Province implemented the Small Business Investor Tax Credit effective August 1, 2003.  This tax credit provides a 30% non-refundable personal income tax credit on eligible investments by New Brunswickers made after August 1, 2003.  The credit is applied against Provincial personal income tax otherwise payable.  The 2007-2008 Budget announced the enhancement of the Small Business Investor Tax Credit effective for applications received on or after March 13, 2007.  The enhancements include:  1) increasing the size of the allowable investment for the 30% credit from $50,000 to $80,000 so that the maximum amount of credit available to an individual investor increased from $15,000 to $24,000, 2) broadening the type of shares issued to include convertible, preferred shares and 3) increasing the size of business that is eligible to participate in the program from $25 million in net tangible assets to $40 million.

Capital Taxes.  Effective April 1, 1997, the Province introduced a Large Corporations Capital Tax applied to taxable capital in excess of  $5 million at a rate of 0.3%.  The Large Corporations Capital Tax applies to the same definition of taxable capital as the Federal Large Corporations Tax but does not apply to Federally defined financial institutions.  In December 2005, the Province announced a $250-million, five-year plan to help the forestry industry respond to current challenges in world market conditions.  Part of this initiative was the commitment to eliminate the Large Corporations Capital Tax by the end of 2008.  This tax was reduced to 0.25% for 2006, 0.2% for 2007, 0.1% for 2008, and was eliminated for 2009.

For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million at a rate of 3%.  The Province administers the capital tax on financial institutions.  Both the Large Corporations Capital Tax and the Financial Corporations Capital Tax are deductible for Federal and Provincial corporate income tax purposes.

Harmonized Sales Tax.  Effective April 1, 1997, New Brunswick eliminated its Provincial retail sales tax and adopted a harmonized sales tax (“HST”) of 15%.  The HST is a value-added tax and was composed of the Federal 7% goods and services tax (“GST”) and a Provincial component of 8%.  The Federal government administers the HST.  The tax adopts the Federal GST base and therefore applies to all goods and services subject to tax under the Federal Excise Tax Act.   On July 1, 2006, the Federal government reduced the GST to 6%.  As a result, the amount of the HST in New Brunswick was reduced to 14%.

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the Federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries).  In addition, a number of rebates and credits are available.  Books receive a point of sale rebate on the 8% Provincial portion of the HST.  Matching Federal rebate programs, the Province provides partial rebates on the Provincial portion of the HST for municipalities, charities and non-profit organizations in respect of tax payable that is not otherwise recoverable.  New Brunswick also participated in the Foreign Visitor Rebate Program that allowed non-residents to claim the 8% Provincial portion of the HST on goods and services purchased in New Brunswick.  On September 25, 2006, the Government of Canada announced amendments to the Excise Tax Act that would eliminate the Visitor Rebate Program effective April 1, 2007. The Federal Budget 2007 confirmed this elimination and at the same time introduced a new Foreign Convention and Tour Incentive Program (“FCTIP”).  FCTIP is a new rebate program that provides GST/HST relief to non-resident consumers and non-resident non-GST/HST-registered businesses for short-term and/or camping accommodation in Canada included in a tour package and for certain properties and/or services used in the course of conventions held in Canada.  New Brunswick has indicated that it would like to participate in the new FCTIP effective April 1, 2007.

Gasoline and Motive Fuel Tax and Tobacco Tax. The Provincial gasoline and motive fuel tax rates are 10.7 cents per litre for gasoline and 16.9 cents per litre for motive fuel.  To provide relief to New Brunswick drivers at the pumps, the Provincial gasoline tax was reduced by 3.8 cents per litre, effective at midnight October 3, 2006.  The government has also provided equivalent relief to owners of non-commercial diesel vehicles through a reduction in annual vehicle registration fees.  A $40 annual payment is made to the registered owner. Payments commenced for vehicles registered for the first time or registrations renewed after Oct. 3, 2006.  To discourage smoking and to help offset the costs that smoking imposes on the health care system, New Brunswick tobacco taxes were increased twice in 2002.  On June 18th, 2002, tobacco taxes increased from 7.25 to 9.75 cents per cigarette, from 4.95 to 7.45 cents per tobacco stick and from 3.99 to 6.49 cents per gram of fine cut tobacco.  On December 10, 2002, tobacco taxes were further increased from 9.75 to 11.75 cents per cigarette, from 7.45 to 9.45 cents per tobacco stick and from 6.49 to 8.49 cents per gram of fine cut tobacco.

Property Taxes.  New Brunswick levies a Provincial real property tax of $1.50 per $100 of assessment on residential property that is not occupied by the owner.  A Provincial property tax rate of 65 cents per $100 of assessment is applied to owner-occupied residential property in unincorporated areas.  The Province also levies a property tax on non-residential property at a rate of $2.25 per $100 of assessment.  In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of two cents per $100 of assessment.  Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province.  In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality.  In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services.  The Province offers a low-income property tax allowance of up to $200 for families with taxable incomes of $20,000 or under.  There is also a fee of 5 cents per $100 of assessment imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

Exhibit “99.1” Current Province of New Brunswick Description

Effective January 1, 2005, qualifying not-for-profit housing corporations and not-for-profit co-operative housing associations are eligible to receive relief from the Provincial property tax applied to their low-income rental housing property.

In the 2005-2006 Budget, government introduced legislation to amend the Assessment Act to encourage private sector businesses to develop and utilize heritage properties.  This program provides a property tax incentive for owners of designated heritage properties who undertake an approved restoration.  The owner of the designated heritage property is forgiven a portion of the net increase in Provincial and municipal taxes resulting from the increase in assessed value of this property for a four-year period.

The 2006-2007 Budget announced the Forestry Investment Tax Credit.  Effective for investments made after March 31, 2006, forestry companies will qualify for a rebate of 50% of investments in manufacturing and processing equipment up to a maximum of 50% of the Provincial property tax paid for that year.  This credit will be in effect for the 2006 and 2007 taxation years.

On July 7, 2007, government announced a new High Energy Use Tax Rebate to paper mills over the next two years for additional electricity costs resulting from the power rate increase approved by the New Brunswick Energy and Utilities Board (“EUB”) for the period April 1, 2007 to March 31, 2008 and to offset financial and market pressures. This assistance will be provided through a rebate against Povincial property taxes. To be eligible for the rebate, the paper mills must be operating as of March 31, 2008, they must be producing at 85 per cent of their previous year’s output at a minimum and they must not have any arrears in their property taxes. To receive the rebate in the second year, the mills must be operating as of March 31, 2009 and meet the same production criteria.

Federal-Provincial Fiscal Arrangements

The Federal-Provincial Fiscal Arrangements Act was amended to implement certain provisions of the 2006-2007 Federal budget. The amendments received Royal Assent on June 22, 2006.  The changes defined the fiscal equalization payments to the provinces and the funding to the territories for the fiscal year beginning on April 1st, 2006.  Additionally, this Act was amended to provide for a one-time payment to provinces and territories for the fiscal year 2006-2007 in support of early learning and child care.

Fiscal Equalization Payments.  New Brunswick is one of eight provinces to receive fiscal equalization payments from the Federal government.  The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation.  New Brunswick's equalization payment for the fiscal year ended March 31, 2006 was $1,348 million and for the fiscal year ended March 31, 2007 was $1,451 million.  Fiscal equalization payments accounted for 22.8% of total ordinary revenue for the fiscal year ended March 31, 2006 and 23.3% of the total ordinary revenue for the fiscal year ended March 31, 2007.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”).  In 2006-2007 the Federal government provided annual funding through the CHT, CST and various one-time funds in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories.  For the fiscal year ended March 31, 2006, major health and social transfers totaled $751.9 million which accounted for 12.7% of total ordinary revenue.  For the fiscal year ended March 31, 2007, major health and social transfers totaled $755.6 million which accounted for 12.1% of total ordinary revenue.

Fiscal Stabilization Program.  Under the Fiscal Stabilization Program, the Federal government may make unconditional payments to a Province when total revenues of that Province, as per the Federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Exhibit “99.1” Current Province of New Brunswick Description

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2007 the Province's ordinary expenditure was $5,967.7 million, 5.1% higher than the ordinary expenditure for the fiscal year ended March 31, 2006.  The net increase of $289.2 million was a result of various increases including funding for health care and nursing homes and one-time funding for Credit Union Stabilization and Support.  The total budget for ordinary account expenditures for the year ending March 31, 2008 is $6,155.4 million.

ORDINARY ACCOUNT EXPENDITURE
	Year Ending March 31,
					Budget
					Estimates
	2004	2005	2006	2007	2008
	(In millions of dollars)
Central Government	583.4	596.5	586.1	611.8	693.8
Economic Development	132.8	137.3	152.1	15701	114.7
Education	1,000.7	999.3	1,134.0	1,204.1	1,196.8
Employment Development and Labour	198.3	196.0	195.5	120.2	118.9
Family and Community Services	711.9	723.5	765.8	808.3	871.0
Health	1,565.6	1,689.5	1,802.8	1,939.6	2,060.0
Protection Services	134.3	139.5	148.1	219.2	160.3
Resources	142.6	148.8	146.6	179.9	162.0
Service of the Public Debt	582.9	580.9	591.4	559.4	606.9
Transportation	151.4	150.3	164.7	168.1	171.0
	5,203.9	5,361.6	5,687.1	5,967.7	6,155.4

Economic Development.  Budgeted Economic Development expenditure of $114.7 million represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2008 and is made up of the Departments of:  Business New Brunswick ($28.7 million), the Regional Development Corporation ($38.1 million), Tourism and Parks ($27.1 million), and a portion of General Government ($20.8 million).

Education.  The Province budgeted $1,196.8 million (19.4% of total budgeted expenditure) for the fiscal year ended March 31, 2008 for Education expenditures.  This is made up of estimated operating expenditures of elementary and secondary schools totaling $875.6 million, budgeted operating grants to universities estimated at $163.8 million, estimated grants and costs for the New Brunswick Community College Special Operating Agency of $130.1 million, and General Government expenditures estimated at $27.3 million.

Employment Development and Labour.  The Employment Development and Labour expenditure budget of $118.9 million represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2008 and is made up of a portion of each of the Department of Post Secondary Education, Training and Labour ($118.3 million) and General Government ($0.6 million).

Family and Community Services.  The total budgeted expenditures in this area for the March 31, 2008 fiscal year are $871.0 million (14.2 % of total budgeted expenditures).  Programs included in this function are: an income security program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health.  The Province pays the operating expenditures of approved public hospitals to cover the cost of hospital services supplied by such hospitals.  The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents.  For the fiscal year ending March 31, 2008, expenditure on health services is estimated at $2,060.0 million, 33.5% of total budgeted expenditure.

Protection Services.  The Protection Services budgeted expenditure of $160.3 million represents 2.6% of total expenditure budgeted for the fiscal year ending March 31, 2008 and is made up of the Department of Justice and Consumer Affairs ($37.2 million), the Office of the Attorney General ($14.3 million), the Department of Public Safety ($108.2 million), and a portion of General Government ($0.6 million).

Exhibit “99.1” Current Province of New Brunswick Description

Resource Sector.  The Resource Sector budgeted expenditure of $162.0 million represents 2.6% of the total budgeted expenditure for the fiscal year ending March 31, 2008 and is made up of the Department of Agriculture, and Aquaculture ($33.4 million), the Department of Environment ($14.4 million), the Department of Fisheries ($2.7 million), the Department of Natural Resources ($94.9 million), the Department of Energy ($2.9 million), the Energy Efficiency and Conservation Agency of New Brunswick ($13.4 million), and a portion of General Government ($0.3 million).

Transportation.  For the fiscal year ending March 31, 2008, the Province budgeted $171.0 million for the planning, design and maintenance of highways and the operation of ferry services.  This represents 2.8% of the total budgeted expenditure.

Central Government.  The Central Government expenditure of $693.8 million estimated for the fiscal year ending March 31, 2008 represents 11.3% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($12.5 million), the Department of Supply and Services ($101.8 million), the Department of Local Government ($111.2 million), General Government ($257.0 million), the Department of Wellness, Culture and Sport ($16.0 million),  other central agencies ($39.1 million), and Consolidated Entities (156.2 million).

Service of the Public Debt.  For the fiscal year ending March 31, 2008 the estimate of $606.9 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures, represents 9.9% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2007 and the Budget Estimates for the fiscal year ending March 31, 2008.  The table also shows the total amounts of recoveries through cost-sharing agreements with the Federal government.

NET CAPITAL EXPENDITURES
	Year Ending March 31,
					Budget
					Estimates
	2004	2005	2006	2007	2008
	(In millions of dollars)
Expenditures
Bridges	21.3	30.4	35.4	33.9	25.0
Economic and Regional Development	12.3	15.3	13.8	17.8	14.4
Highways	181.3	204.3	189.0	206.8	692.4
Hospitals	25.3	57.0	88.6	92.0	60.5
Other Public Buildings	7.6	8.8	12.5	12.2	13.3
Permanent Parks	0.5	0.5	1.9	3.4	0.5
Schools	35.2	46.7	45.9	56.4	38.5
Vehicles	7.5	19.2	14.7	7.6	7.0
Water Pollution Control Grants	0.5	0.4	0.7	0.2	-
Other	1.8	3.0	3.0	2.4	4.1
	293.3	375.6	405.3	432.8	855.7
Recoveries
Recoveries from Canada
Economic and Regional Development	0.2	1.7	-	-	-
Highways	49.7	31.9	25.5	27.3	155.8
Primary Healthcare Transition	1.6	3.7	1.2	0.7	-
Other	-	-	-	-	3.1
	51.5	37.3	26.6	28.0	158.9
Other Recoveries	1.2	4.3	3.5	1.0	1.2
	52.6	41.6	30.1	28.9	160.1
Net Capital Expenditure	240.6	344.0	375.2	403.9	695.6

Exhibit “99.1” Current Province of New Brunswick Description

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts.  Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.  For the fiscal year ending March 31, 2008, gross revenue is estimated at $248.8 million from the various agencies and expenditures are estimated at $237.3 million for a surplus of $11.5 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry.  Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of Family and Community Services and Provincial Holdings Ltd. and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments.  Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements.  Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Business New Brunswick.  The Minister of Business New Brunswick is responsible for assistance provided under the Economic Development Act, the Agricultural Development Act and the Fisheries Development Act:

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2007, loans and guarantees under the Economic Development Act amounted to approximately $274.5 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $148.4 million.

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2007, loans and guarantees outstanding were $4.8 million.  The allowance for doubtful accounts totaled $3.3 million.

The Fisheries Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2007, loans and guarantees outstanding amounted to $55.8 million.  The allowance for doubtful accounts totaled $41.5 million.

Provincial Holdings Ltd.  Provincial Holdings Ltd. (“PHL”) is a New Brunswick company that the Province uses to invest in the equity of industrial enterprises that are based in the Province.  PHL is wholly owned by the Province. As at March 31, 2007, $6.2 million had been advanced to PHL by the Province.  The allowance for doubtful accounts on loans to PHL totaled approximately $5.0 million.

Family and Community Services.  The Department of Family and Community Services carries out the Government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2007, loans under the New Brunswick Housing Act totaled $34.8 million.  The allowance for doubtful accounts on these loans totaled $2.4 million.  In accordance with the recommendations of the CICA, loans that will be repaid through future Provincial appropriations are expensed at the time of issue.

Post-Secondary Education and Training. The Department of Post-Secondary Education and Training administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2007, the total of Student Loans outstanding was $296.0 million. The allowance for doubtful accounts on these loans totaled $55.2 million.

Exhibit “99.1” Current Province of New Brunswick Description

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included in the budget since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2007 were $523.3 million and for the fiscal year ending March 31, 2008 are estimated at approximately $919.7 million. In addition, $209 million will be required for the student loan program.

Non-Public Borrowing

In recent years, the Province has borrowed from one non-public source, the Canada Pension Plan (“CPP”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate.  When the Plan generates surpluses, the excess funds are invested in capital markets.  In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown Corporations and the Federal government at a rate based on the Federal government's long-term public market borrowing costs.  Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP Investment Fund to be rolled over upon maturity on a one-time basis at a cost equal to the respective Province’s market rate.  At March 31, 2007, New Brunswick had outstanding borrowings from the CPP Investment Fund of $834.3 million.

Public Borrowing

At March 31, 2007, the Province had outstanding borrowings for Provincial purposes from non-CPP sources totaling $8,438.5 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars.  Not included in this amount is $3,709.1 million borrowed on behalf of New Brunswick Electric Finance Corporation (“NBEFC”).

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

FUNDED DEBT
	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
Public
Provincial Purpose Debt	7,584.4	7,651.5	7,562.7	8,108.1	8,438.5
Advances to NB Power (NBEFC)	2,972.8	3,098.0	3,316.6	3,261.5	3,709.1
Total	11,391.5	11,583.8	11,713.6	12,203.9	12,981.9

Exhibit “99.1” Current Province of New Brunswick Description

Growth of Funded Debt

The following tables illustrate the rate of change of the Province's outstanding Provincial purpose funded debt and present certain ratios relating that growth to economic indicators.  The following tables do not include $741.8 million borrowed during the fiscal year 2003, $296.7 million borrowed during the fiscal year 2004 and $300.0 million borrowed during fiscal year 2005 for New Brunswick Power Corporation (“NB Power”) and $400.0 million borrowed during fiscal year 2006 and $560.0 million borrowed during fiscal year 2007 on behalf of NBEFC.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all Provincial purpose funded debt.  The Province’s current policy is to pay 1.5% of Provincial purpose funded debt annually into the sinking fund.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2007 the value of the sinking fund applicable to debt issued for Provincial purposes amounted to $3,968.2 million.  For the fiscal year ended March 31, 2007, earnings on investments held for the repayment of Provincial purpose debt amounted to $231.8 million.

Outstanding Net Provincial Purpose Funded Debt1

(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Japenese Yen	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2003	6,270.4	747.5	8,616.0	100.0	8,418.7	3,543.0	4,875.7	4.9
2004	7,396.9	747.5	0.0	100.0	8,485.8	3,716.2	4,769.6	(2.2)
2005	7,679.5	500.0	0.0	100.0	8,397.0	3,773.8	4,632.2	(3.1)
2006	8,429.5	350.0	0.0	100.0	8,942.4	3,984.0	4,958.4	7.3
2007	8,869.3	350.0	0.0	0.0	9,272.8	3,968.2	5,304.6	7.0

1 Debt securities issued in foreign currencies which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Comparative Debt Statistics1

	Year ended March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars unless otherwise indicated)

Gross Domestic Product at market prices	21,169	22,366	23,534	25,190	25,346
Personal Income	18,302	18,940	19,839	20,544	21,376
Ordinary Revenue	4,839	5,094	5,602	5,918	6,238
Net Funded Debt	4,876	4,770	4,623	4,958	5,305
As % of Gross Domestic Product	23.0	21.3	19.6	19.7	20.4
As % of Personal Income	26.6	25.2	23.3	24.1	24.8
As % of Ordinary Revenue	100.8	93.6	82.5	83.8	85.0

1 The figures for Ordinary Revenue and Net Funded Debt are for the fiscal year ended March 31.  The figures for GDP and Personal Income are for the calendar year ended December 31 of the previous year.

Exhibit “99.1” Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule

For Securities Outstanding at March 31, 2007

(In millions of dollars1 )

Year Ending March 31	Canadian Dollars	United States Dollars	Total Canadian Dollars[2]
2008	537.3	-	537.3
2009	861.3	-	861.3
2010	922.7	-	922.7
2011	440.4	-	440.4
2012	908.4	-	908.4
2008-2012	3,670.1	-	3,670.1
2013-2017	2,703.5	200.0	2,934.0
2018-2022	674.7	50.0	732.3
2023-2027	230.7	100.0	346.0
2028-2032	500.0	-	500.0
2033-2037	1,090.3	-	1090.3
Total	8,869.2	350.0	9,272.8

1 Debt securities issued in foreign currencies, which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

From April 1, 2007 to date the Province has borrowed $772.5 million.

Unfunded Debt

Because the Province follows an accrual accounting system, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities.  Such unfunded debt is not secured by debt instruments.

At March 31, 2007, the Province's unfunded debt was as follows:

At March 31, 2007 (In millions of dollars)
Bank Advances and Short Term Borrowing	406.5
Trust Deposits	60.2
Accounts Payable and Accrued Expenditures	1,639.6
Deferred Revenue	64.9
Total Unfunded Debt	2,471.2

This unfunded debt is partially offset by assets of the Province in the amount of $1,797.8 million, represented by $655.7 million of cash and short term investments, $440.0 million of receivables and advances, $584.4 million of taxes receivable, $49.1 million of inventories, and $68.6 million of prepaid and deferred charges.

Exhibit “99.1” Current Province of New Brunswick Description

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2007 with comparable numbers as at March 31, 2006:

	At March 31,
	2006	2007
	(In millions of dollars)
Bank Loans
Under Various Acts	163.3	163.4
Less: Provision for Possible Losses	60.7	69.0
Total Contingent Liabilities	102.6	94.4

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CICA, guarantees associated with the debt of NBEFC and the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

	At March 31,
	2006	2007
	(In millions of dollars)
Bonds, Debentures and Notes
New Brunswick Electric Finance Corporation[1]	125.0	125.0
New Brunswick Municipal Finance Corporation	496.1	560.1
Loans from Northern Canada Power Commission to NB Power	3.0	1.9
	624.1	687.0
Less: Sinking Funds	47.4	51.6
	576.7	635.4
Accrued Interest [1]	12.8	13.8
Total	589.5	649.2

1 Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NBEFC and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the Provincial government before borrowing money for capital expenditures.

Exhibit “99.1” Current Province of New Brunswick Description

Consolidated Funded Debt of the New Brunswick Public Sector

	(In millions of dollars)
Province of New Brunswick
	Funded Debt	9,272.8
	Less: Sinking Funds	3,968.2
		5,304.6
Municipalities
	Funded Debt	560.1
Total Public Sector Debt		5,864.7

Information in the foregoing table relative to the Province is at March 31, 2007 and information relative to municipalities is the amount outstanding at December 31, 2006.  The figures for the Province do not include contingent liabilities of the Province in respect of its guarantees of obligations of NB Power (and assumed by NBEFC)  ($126.9 million net of sinking funds of $51.6 million).  Also excluded is $3,408.5 million (net of sinking funds of $300.6 million) borrowed by the Province on behalf of NB Power (and assumed by NBEFC).  This debt is paid out of the operating revenues of  NBEFC rather than out of Provincial revenues.  From April 1, 2007 to date the Province has borrowed $772.5 million.

PUBLIC SECTOR PENSION LIABILITIES

The Public Service Superannuation Act (“PSSA”) establishes a plan under which pensions are paid to most government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents.  Employees contribute approximately 6.1% on average of their salaries into the Public Service Superannuation Fund (“PSSF”).  Approximately 8,926 active Provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost.  If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $40.0 million as the employer portion of current service cost for the year ended March 31, 2007.  The Province will contribute approximately $41.5 million for current service cost for the fiscal year ending March 31, 2008.  The market value of the PSSA Pension Plan assets was $3,679.2 million as of March 31, 2007.

As the result of the PSSA Pension Plan’s  April 1, 2005 actuarial valuation for funding purposes, the Province and three other designated employers will continue making special payments to reduce the $324.2 million unfunded liability.  The Province’s share of the special payments will be $44.3 million while the three designated employers will collectively contribute $12.0 million in the fiscal year ending March 31, 2008. ($42.4 million for the Province and $11.5 million collectively for the three designated employers in the fiscal year ended March 31, 2007).

The Teachers’ Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents.  Teachers covered contribute approximately 7.7% on average of their salaries into the Teachers’ Pension Fund (“TPF”).  Approximately 7,919 active employees are making contributions.  The Province is required to match employee contributions.  If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $34.2 million as the employer portion of current service cost for the year ended March 31, 2007.  The Province will contribute approximately $35.6 million for the fiscal year ending March 31, 2008.  The market value of the TPF was $3,980.9 million as at March 31, 2007.

As the result of the Teachers’ Pension Plan’s April 1, 2006 actuarial valuation for funding purposes, the Province will continue making special payments to reduce the $170.2 million unfunded liability.  The special payments will be $81.9 million in the fiscal year ending March 31, 2008 ($78.4 million in the fiscal year ended March 31, 2007).

As of April 1, 2007, the Public Service Superannuation Plan had an actuarial pension surplus of $226.6 million using accounting assumptions while the Teachers’ Pension Plan had an actuarial pension surplus of  $68.6 million.

Exhibit “99.1” Current Province of New Brunswick Description

Significant actuarial assumptions used for the purposes of financial statements were:

Short Term

Long Term

Salary escalation rate

3.25%

3.45 to 4.25%

Real rate of return

4.25%

4.25%

Inflation

2.75%

2.75%

As at March 31, 2007, the financial statements for the Province reported a pension surplus of $131.2 million and $151.1 million for the Public Service Superannuation Plan and the Teachers’ Pension Plan, respectively.  The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $311.6 million in assets.  The Plans have December 31 year-ends.  The total surplus was approximately $34.4 million on an actuarial basis and $16.0 million on an accounting basis.  If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

The Province sponsors pension plans for Provincial court judges, Members of the Legislative Assembly and the Ombudsman.  Collectively they have a total actuarial unfunded liability of $46.7 million and an accounting unfunded liability of  $54.0 million as at March 31, 2007.

The Province also contributes to the Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees.  The Province contributes a fixed percentage of an employee’s wages and has no further financial obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee for the PSSF, the TPF and the Provincial Court Judges’ Pension Fund.

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK POWER HOLDING CORPORATION

NB Power was established as a Crown Corporation of the Province in 1920 by enactment of the Electric Power Act.

On October 1, 2004 the Province of New Brunswick proclaimed the Electricity Act (the “Act”), which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. The NB Power Group (the “Group”) was continued as a holding company and four operating companies:

New Brunswick Power Holding Corporation (Holdco), which provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal, and governance. It also provides shared services on a cost-recovery basis;

New Brunswick Power Generation Corporation (Genco)1, which is responsible for the operation and maintenance of the oil, hydro, coal, and diesel-powered generating stations;

New Brunswick Power Nuclear Corporation (Nuclearco), which is responsible for the operation of Point Lepreau Generating Station;

New Brunswick Power Transmission Corporation (Transco), which is responsible for operating and maintaining the transmission system  and

New Brunswick Power Distribution and Customer Service Corporation (Disco), which is responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province and is obligated to provide standard services to residential, commercial, wholesale, and industrial customers located throughout the Province.

The Group provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 15 facilities and delivered via power lines, substations and terminals to more than 370,000 direct and indirect customers within New Brunswick. In addition, the Group exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island.

At March 31, 2007, the Group operated six hydro-electric plants with a combined net generating capacity of 884 megawatts, one CANDU nuclear plant at Point Lepreau with a net generating capacity of 635 megawatts, five thermal plants with a combined net generating capacity of 1,903 megawatts, and three combustion turbine plants with a combined net generating capacity of 526 megawatts.  The Group has a total net generating capacity of 3,948 megawatts and its gross generation constitutes 90% of the gross generating capacity in the Province2. Gross investment in all plants at March 31, 2007 was $4,545 million.

At March 31, 2007, the Group maintained 6,703 kilometers of transmission lines and 20,030 kilometers of distribution lines representing a gross investment of $293 million and $759 million, respectively.  The Group also had a gross investment of $471 million in terminals and substations.

Transco has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Québec and New England and the other two Maritime provinces.  At March 31, 2007 interconnection capacity was as follows:

1 Genco wholly owns two subsidiaries

• New Brunswick Power Coleson Cove Corporation (Colesonco), which owns and operates Coleson Cove  Generating Station, with a generating capacity of 978 MW included in Genco’s total capacity

• NB Coal Limited (NB Coal), which mines local coal to supply Grand Lake Generating Station.

2 Gross generating capacity for the Province is based on 2006 Statistics Canada figures.

Exhibit “99.1” Current Province of New Brunswick Description

INTERCONNECTION CAPACITY

Utility System	Megawatts (MW)
	Import	Export

Quebec	1,200	770
New England	416	820
Nova Scotia	350	300
Prince Edward Island	124	222

Total	2,090	2,112

Genco exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Business Development

Going forward, the Group will work to ensure a long-term reliable electricity supply at the lowest possible cost consistent with safety and the environment.  It will continue focusing on the following long-term business development projects.

Point Lepreau Nuclear Generating Station Refurbishment

On July 29, 2005 the Province announced its decision to support the Board’s recommendation to refurbish the Point Lepreau Nuclear Generating Station (the “Station”) in partnership with Atomic Energy of Canada Limited (“AECL”), the original plant designer.  The refurbishment project will extend the Station’s life to 2034, providing the Group with electricity from a fuel source that is not linked to volatility in heavy-fuel-oil pricing. The refurbished Station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

Plant reliability, driven by aging equipment issues, continues to be an ongoing business risk facing the Group. The $1.0 billion capital project will replace all 380 fuel channel and calandria tube assemblies and feeders as well as complete other equipment replacements, inspections and upgrades to allow the Station to operate an additional 25 years.

Planning started in 2000 with a definition of the appropriate scope and schedule for refurbishment.  With approval in 2005, the project is now well-underway and will culminate in an 18-month planned outage that will begin in April 2008 and be completed by September 2009.

The nuclear industry faces significant challenges with respect to refurbishing nuclear stations, including cost over-runs and technical and performance problems.  To manage the potential impact of the Station on the Group and the Province, the Group has established a governance structure that includes oversight by the Board, the Executive and three external bodies.

On June 30, 2006, the Canadian Nuclear Safety Commission (“CNSC”) announced it had renewed the Station’s Nuclear Power Reactor Operating Licence to June 30, 2011.  Nuclearco will seek CNSC’s approval before reloading fuel into the reactor and proceeding with the restart following the planned refurbishment outage.  In preparation, Nuclearco is identifying Station improvements and regulatory requirements that will position the Station for long-term safe, reliable operation with a 30-day outage cycle every two years following refurbishment.

The project is proceeding on-time and on-budget.  Nuclearco management froze the project scope on November 30, 2006 and evaluated the potential impacts of the probabilistic safety assessment required by the CNSC.

Exhibit “99.1” Current Province of New Brunswick Description

Preparing for Refurbishment

Genco is being challenged to ready its generation system to run at high availability levels from October 2007 to April 2010 which covers the period of the outage for refurbishment as well as the winter months that precede and follow it.  It has inspected the generation equipment during planned maintenance outages and determined that no major work is required that cannot be completed prior to the refurbishment outage. Genco advanced major maintenance activities into 2006-2007 and 2007-2008 and activities are proceeding as planned.  It also implemented processes to ensure more proactive observation and analysis of the generation system to anticipate and respond to equipment issues before failure.

Transco is also performing proactive maintenance to maintain system reliability and increase import energy capabilities with the Station is out of service.  It continues its preventive maintenance and asset upgrades to the existing transmission system to optimize delivery reliability to New Brunswick and the rest of the Maritimes.  It has also had discussions with the Independent System Operator – New England regarding issues with the flow of energy from New England.  Genco and Disco developed a comprehensive strategy to ensure adequate capacity and energy is available to meet requirements during the Station’s refurbishment.  The strategy considered Genco assets, the required capacity, associated transmission requirements and transmission congestion issues, market conditions, and the availability of third-party supply.

Genco determined it could provide approximately 90 percent of the replacement energy and capacity from resources within New Brunswick by operating thermal units at higher availability levels and reducing export sales.  In March 2007, the Group secured the supply of the additional replacement energy and capacity required during the Station refurbishment outage.

International Power Line

In 2001, Transco partnered with Bangor Hydro to construct the International Power Line, a 345 kV transmission line from the Point Lepreau switchyard to the Orrington, Maine (south of Bangor) switching station. The $60 million project will provide a second major interconnection between New Brunswick and New England. It also increases reliability and efficiency and allows for further market development.

In June 2005, the specific route for the Canadian side of the International Power Line was approved. Transco prepared field documents in compliance with the National Energy Board Certificate of Public Convenience and Necessity and received approvals in December 2005. By January 2006, all permits had been obtained for the construction on the Canadian and U.S. sides.

To ensure commitment to a common project plan, Transco signed a construction Commitment Agreement with Bangor Hydro on April 24, 2006. The agreement outlines a common construction schedule, details about the interconnection point, reporting responsibilities, and penalties for failure to meet the construction schedule. The line is scheduled to be in service by December 2007.

Throughout 2006-2007, Transco continued with construction, including clearing, foundation installations and erecting structures. Soil conditions and challenging terrain during the construction phase of the project resulted in increased pressure on the project budget. As a result, the Group implemented improved financial controls.

Renewable Energy Development

The development of wind energy projects will increase renewable energy in the Province resulting in local economic development, increased diversity of power supply and a greater reliance on domestic resources for electricity generated and sold in New Brunswick. It also supports the Provincial government’s target to have an additional 10 per cent of New Brunswick’s generation capacity come from renewable sources by 2016 and will help meet the targets for emission reductions as required under the Clean Air Act.

In 2007, the Group entered into agreements to acquire up to 96 MW of wind energy in 2008. The agreements include a construction agreement with major milestones and monthly reporting to the Group. The Group’s commitment is to purchase up to an additional 300 MW of wind energy by 2010. This accelerates the Group’s original wind project implementation to acquire 40 MW per year for 10 years.

The Group continues to explore generation from other renewable sources, such as biomass, landfill gas, small hydro, solar and tidal, to meet the Provincial government’s renewable energy targets.

Exhibit “99.1” Current Province of New Brunswick Description

Alternative Fuels

Genco’s oil-fired Coleson Cove Generating Station supplies a significant amount of energy for in-province use and export sales. In response to rising oil prices and the opportunity afforded by Coleson Cove Generating Station’s ability to burn alternative liquid fuels, Genco began exploring lower-cost alternative fuels.

Genco has identified and evaluated the availability, costs, schedule, and technical viability of alternative lower-cost fuels to burn at Coleson Cove Generating Station. Based on the results, Genco began developing technology to burn a blend of petroleum coke and heavy fuel oil.  An industrial-scale test burn of co-firing petroleum coke and heavy fuel oil was completed in late summer 2006. Test results were favourable, prompting Genco to consider the next phase in the development.

On January 22, 2007, Genco submitted for registration the Demonstration Project and the Conversion Project under the New Brunswick Environmental Impact Assessment Regulation – Clean Environment Act. The Demonstration Project was approved by the Department of Environment. It will allow Genco to determine the environmental, technical and economic feasibility of burning petroleum coke and heavy fuel oil at Coleson Cove Generating Station.  At the end of the Demonstration Project, which could last for up to 12 months, Genco will decide whether or not to proceed with the Conversion Project. The Conversion Project would allow Genco to fully convert up to three units at the Coleson Cove Generating Station to burn the lower-cost fuels. Genco concurrently submitted the Conversion Project for registration. Should it receive environmental approval, it will allow Genco to efficiently and expediently convert to lower-cost fuel at Coleson Cove Generating Station.

Rates Strategy

A significant portion of the Group’s generating capacity is fuelled by oil, coal and natural gas. Due to the relentless rise in fossil fuel prices over the last few years, the Group submitted a rate application to the New Brunswick Board of Commissioners of Public Utilities (“PUB”) for the 2006-2007 fiscal year.  Disco had requested an overall increase in firm rates of 11.4 per cent, effective April 1, 2006. Disco requested the increase to recover the budgeted 2006-2007 revenue shortfall of $123 million driven mainly by rising fuel costs.

On June 19, 2006, the PUB approved an overall rate increase of 9.6 per cent, effective August 1, 2006. On June 30, 2006, the Province modified the PUB decision pursuant to section 105(1) of the Act. The overall increase in firm rates approved by the Lieutenant-Governor in Council was an average of 6.9 per cent effective July 1, 2006. This resulted in a $67 million revenue shortfall for 2006-2007, the impact of which was minimized by the year’s operating conditions.

Rate increases in the past five fiscal years are shown in the following table:

AVERAGE RATE INCREASES

	Year Ended March 31,
	2003	2004	2005*	2006	2007
Customer Classification	(%)
Residential	3.0	2.9	6.0	3.0	8.0
General service I	1.5	2.9	6.0	3.0	3.8
General service II	1.5	2.9	6.0	3.0	5.8
Small Industrial	1.5	1.9	4.5	3.0	3.5
Large Industrial	1.5	1.9	4.5	3.0	8.0
Wholesale	1.5	2.9	5.6	3.0	5.9
Street lights	0.0	2.9	6.0	3.0	0.0

*Includes increases on April 1, 2004 and March 31, 2005

Exhibit “99.1” Current Province of New Brunswick Description

Overview of Financial Performance

The financial information which follows is on a combined basis for the fiscal year ended March 31, 2007 for the Group.

The Group recorded net earnings of $21 million in 2006-2007 compared with net earnings of $96 million in 2005-2006.

The most significant factor contributing to the change in year-over-year net earnings was a decrease in gross margin of $120 million.  Major contributors to the decrease were reduced hydro flows in 2006-2007 at 17 per cent above the long-term average compared to 43 per cent above the long-term average in 2005-2006 which resulted in increased energy costs and lower export sales because the incremental cost to generate electricity was higher, which often made it uncompetitive to generate electricity for sale in the export market.  These decreases were partially offset by higher in-province revenue due to the implementation of an approved 6.9 per cent average rate increase, higher industrial sales volumes and higher sales due to colder weather.

Another factor contributing to the change in year-over-year net earnings was increased operations, maintenance and administration costs mainly due to labour and hired service costs related to planned outages at the Station and certain major thermal generating stations.  Positive factors that partially offset the impact of these cost increases included lower special payments in lieu of income taxes arising from lower earnings and lower finance charges mainly due to lower debt balances for most of the year and debt being refinanced at lower rates.

Cash flow from operations in 2006-2007 decreased by $81 million to $238 million. This resulted primarily from the decrease in net earnings.

The Group’s debt increased by $84 million in 2006-2007. This increase was primarily as a result of increased borrowing required in the fourth quarter for the Station refurbishment project and the International Power Line project.

Operating Results

Total revenues were $1,512 million in 2006-2007, a decrease of $73 million or five per cent from 2005-2006.

In-province revenue was $1,146 million in 2006-2007, representing a $90 million or eight per cent increase from 2005-2006.

The main contributors to the year-over-year variance were:

(a)  a $61 million increase due to a 6.9 per cent average rate increase implemented July 1, 2006,

(b) a $15 million increase due to higher industrial sales volumes mainly related to return to normal pulp and paper industry operations following strikes and shutdowns in 2005-2006,

(c)  a $4 million increase due to higher interruptible sales and

(d) an $8 million increase due to higher sales volumes in residential and general service sectors due to colder weather than the previous year.

In 2006-2007, out-of-province revenue decreased by $164 million or 43 per cent from 2005-2006. The main contributors to the year-over-year variance were a $19 million decrease due to lower average prices for export energy and a $146 million decrease because the incremental cost to generate electricity was higher which often made it uncompetitive to generate electricity for sale in the export market.

For the fiscal year ended March 31, 2007, energy was supplied as follows:

COMPOSITION OF ENERGY SUPPLY

	Total	In Province

Hydro	16.4%	18.9%
Thermal	42.7	37.6
Nuclear	24.7	27.0
Purchases	16.2	16.5
Total	100.0%	100.0%

Exhibit “99.1” Current Province of New Brunswick Description

Fuel and Purchased Power

The cost of fuel and purchased power was $560 million in 2006-2007, a $48 million or nine per cent increase from 2005-2006. Heavy fuel oil represented 28 per cent of this cost while purchased power from utilities in Nova Scotia, Maine, Quebec, and New Brunswick accounted for 45 per cent. The year-over-year increase in fuel and purchased power costs was attributable to a $51 million increase in energy costs due to a decrease in hydro flows to 17 per cent above the long-term average in 2006-2007 compared to 43 per cent above 2005-2006, a $90 million increase in costs due to higher overall fuel and purchased power prices and a $22 million increase in costs due to different amounts of energy produced from coal, petroleum coke, heavy fuel oil, and purchased power.  These increases were partially offset by a $105 million cost reduction since lower overall levels of energy were required for the fewer out-of-province sales and a $10 million decrease in cost due to increased opportunities to purchase power at favourable prices to offset higher generation costs.

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $389 million in 2006-2007, a $16 million or four per cent increase over 2005-2006. This was mainly due to:

(a) an $8 million increase in annual salaries from non-union increases and collective agreement increases,

(b) a $5 million increase for higher pension current service costs, mainly related to a change in discount rate,

(c) a $2 million increase for higher pension interest and amortization due to lower return on plan assets in 2006-2007, and

(d) a $13 million increase in hired services due to increased scope and activities during planned outages at the Station and certain major thermal stations in preparation for the 18-month Station refurbishment outage.

 The increase was partially offset by a $12 million decrease related to lower bad debts, lower regulatory costs and increased overhead allocations to capital projects.

Amortization and Decommissioning

Amortization and decommissioning costs were $220 million in 2006-2007, a $3 million or one per cent increase from 2005-2006, due to a number of small increases.

Taxes

Taxes other than special payments in lieu of income taxes were $49 million in 2006-2007, a $2 million or four per cent increase from 2005-2006 mainly due to increased property tax expense for higher asset values.

Finance Charges

Finance charges were $180 million in 2006-2007, a $19 million or 10 per cent decrease from 2005-2006.   This was mainly due to:

(a)

an $11 million decrease related to maturing debt issues refinanced at lower rates,

(b)

a $12 million increase in interest capitalized mainly related to the Station refurbishment project and the International Power Line project ,

(c)

a $4 million decrease resulting from higher realized foreign exchange gains due to exchange rate fluctuations, and

(d) a $4 million decrease resulting from higher interest earned on the nuclear decommissioning and used fuel management funds due to higher rates and balances outstanding.

These decreases were partially offset by a $7 million increase in interest on short-term debt due to higher rates and balances throughout the year and a $5 million increase related to higher long-term debt balances outstanding mainly as a result of increased capital spendings.

Special Payments in Lieu of Income Taxes

The Group made special payments in lieu of income taxes to NBEFC. These payments consist of an income tax component based on accounting net earnings multiplied by a rate of 35.12 per cent.  Special payments in lieu of

Exhibit “99.1” Current Province of New Brunswick Description

income taxes were $8 million in 2006-2007, a $47 million decrease from 2005-2006. This decrease was due to lower earnings and the elimination of the Federal large corporate tax component in 2006-2007.

Liquidity and Capital Resources

Capital expenditures, net of proceeds on disposal and customer contributions, were $287 million in 2006-2007. This $78 million or 37 per cent increase from 2005-2006 resulted from a $39 million increase in the Station refurbishment project spending, a $34 million increase in the International Power Line project spending and a $9 million increase in regular capital expenditures which were partially offset by a $4 million decrease due to completion of the Courtenay Bay Generating Station upgrade project.

Cash Flow from Operations

Cash flow from operations in 2006-2007 decreased by $81 million to $238 million, resulting primarily from decreased net earnings.

Free Cash Inflow (Outflow)

 Free cash outflow was $62 million in 2006-2007, a $116 million decrease over 2005-2006, primarily as a result of  increased capital spending, a decreased cash flow from operations due to lower net earnings and a timing-related decrease in nuclear decommissioning and used fuel management funds installments.

Increase in Net Debt

Net debt was $84 million higher at March 31, 2007 compared to March 31, 2006.  This was mainly due to a decreased free cash flow and a payment of dividends.

Total Net Debt

The Group’s debt levels are increasing due to the refurbishment of the Station and construction of the second International Power Line. The level of short-term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on October 1, 2004 the Group issues long- and short-term notes to NBEFC. Under the authority of the Act, the Province borrows in its own name on behalf of NBEFC.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2007.

PEAK DEMAND AND CAPACITY (MW)

	2003	2004	2005	2006	2007

System net generating capacity	3,770	3,770	3,948	3,297	3,297
Firm capacity purchases	505	506	402	402	402

Total available resources	4,275	4,276	4,350	3,699	3,699

In-province system net peak demand	3,089	3,340	3,146	2,799	3,160
Firm exports	590	366	399	355	356
Operating reserve	665	657	662	561	512

Total requirement	4,344	4,363	4,207	3,715	4,028

Exhibit “99.1” Current Province of New Brunswick Description

SELECTED OUTPUT AND SALES DATA

	Year Ended March 31,

	2003	2004	2005	2006	2007

System Power Generated and Purchased (in millions of kilowatt-hours)
Generated	17,908	19,199	18,514	18,507	15,946
Purchased	1,752	1,371	1,848	1,898	3,092
	19,660	20,570	20,362	20,405	19,038
Station service and losses (transformer and transmission)	1,692	1,626	1,608	1,465	1,531

Total Energy Available	17,968	18,944	18,754	18,940	17,507

Electric Sales (in millions of kilowatt-hours)

In-province	14,540	14,648	14,606	13,887	14,342
Out-of-province	3,069	3,922	3,813	4,682	2,815
Total Electric Sales	17,609	18,570	18,419	18,569	17,157

Revenue from Sale of Power (in millions of dollars
In-province	993	1,009	1,049	1,056	1,146
Out-of-province	227	246	251	379	215
Total revenue from sale of power	1,220	1,255	1,300	1,435	1,361
Miscellaneous revenue and transmission	53	56	103	150	151

Total Revenue	1,273	1,311	1,403	1,585	1,512

Number of Customers (at end of period) (direct and indirect)	360,237	363,439	366,930	370,660	373,207

Average Revenue per kilowatt-hour
In-province	6.83¢	6.89¢	7.18¢	7.60¢	7.99¢
Out-of-province	7.40¢	6.27¢	6.58¢	8.09¢	7.64¢

Exhibit “99.1” Current Province of New Brunswick Description

The following summary financial information was extracted from the audited combined financial statements of NB Power Holding Corporation.

NEW BRUNSWICK POWER HOLDING CORPORATION

Summary Combined Balance Sheet

	As At March 31,
	(in millions of dollars)
	2006	2007
Assets
Current assets	384	411
Fixed assets	3,280	3,405
Long-term assets	235	247
Deferred charges	70	88
Total Assets	3,969	4,151

Liabilities and Deficit
Current liabilities	762	659
Long-term debt	2,665	2,869
Deferred liabilities	332	392
Shareholder's equity	220	231
Total Liabilities and Shareholder's Equity	3,969	4,151

Exhibit “99.1” Current Province of New Brunswick Description

Summary Combined Statement of Earnings

	Year ended March 31,

	2003	2004	2005[1]	2006	2007
	(In millions of dollars)

Revenues	1,273	1,311	1,403	1,585	1,512
Expenses
Fuel and purchased power	528	467	497	512	560
Transmission [2] Operations, maintenance and administration	-- 580	-- 601	--- 644	86 637	85 658
Finance charges	242	217	202	199	180
Write-off fuel handling system costs[3]	--	44	--	--	--
	1,350	1,329	1,389	1,434	1,483

Earnings (loss) before special payments in lieu of income taxes Special payments in lieu of income taxes[4]	(77) ---	(18) ---	14 5	151 55	29 8
Net Earnings (Loss) for the Year	(77)	(18)	9	96	21

1 2005 data represents summary combined figures based on the results of the Group for fiscal 2004-2005. Prior years' data is consolidated from the former integrated structure.

2 The EUB also regulates the Open Access Transmission Tariff ("OATT") that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the Province and generates revenues for Transco to operate and maintain the transmission system. In its March 2003 decision, the PUB approved an initial revenue requirement that is the basis for existing OATT rates. The OATT rates were effective September 30, 2003. On October 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT. As such, Transco bills the System Operator for the majority of its revenue requirement which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco and Disco.

3 NB Power received environmental approvals and commenced a project in December 2002 to refurbish the 998 MW Coleson Cove Generating Station to extend its life and convert it to burn Orimulsion® fuel. The project included the development and construction of facilities and pipeline capable of handling Orimulsion® fuel. NB Power had signed a memorandum of understanding for the development of these facilities. The site chose required investment in a fixed jetty, storage tanks, pumping, and piping to the existing pipelines used to transport heavy fuel oil to the generating station. Of the expenses incurred on the fuel delivery system, $44 million was not expected to provide future service value and was expensed in the year ended March 31, 2004.

4 Special payments in lieu of income taxes are calculated at an individual company level. During the period that special payments in lieu of income taxes was applicable, Disco incurred a net loss and recorded a future special payments in lieu of income taxes amount, reducing the overall provision.

Exhibit “99.1” Current Province of New Brunswick Description

Summary Combined Statement of Cash Flow

	Year Ended March 31,

	2003	2004	2005[1]	2006	2007
	(In millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	(77)	(18)	9	96	21
Non-cash items	216	274	236	223	217
Net change in non-cash working capital balances	14	29	(51)	(11)	13
Nuclear decommissioning and used fuel management funds installments and earnings[2]	(20)	(156)	(13)	(40)	(13)
Other	(7)	(8)	(1)	(5)	(13)

Cash from operating activities	126	121	180	263	225
Cash from financing activities	131	321	158	(37)	71
Cash from investing activities	(212)	(497)	(341)	(209)	(287)
Net Cash Inflow (Outflow)	45	(55)	(3)	17	9
Cash and short-term investments
Beginning of Year	17	62	7	4	21
End of year	62	7	4	21	30

1 2005 data represents summary combined figures based on the results of the Group for fiscal 2004-2005. Prior year's data is consolidated from the former integrated structure.

2 NB Power established a used nuclear fuel segregated fund held in a custodial account to meet the license conditions of the Station as set by the CNSC. NB Power has also established a trust fund pursuant to the Federal Nuclear Fuel Waste Act ("NFWA"). In accordance with the NFWA, the Nuclear Waste Management Organization was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste. This submission is to occur within three years of the NFWA coming into force. The Federal government will determine the strategy for dealing with the long-term management of used nuclear fuel based on submitted plans. The NFWA requires the Group to contribute $4 million annually for the next two years to its trust fund. Further funding requirements beyond this time will be based on the plan chosen. The funds contained in the established fund to meet the license conditions of the generating station described above will also be used to meet these requirements. NB Power established a decommissioning segregated fund held in a custodial account to meet the license conditions for the Station set by the CNSC.

Exhibit “99.1” Current Province of New Brunswick Description

Segmented Information

The Group is organized and operates under five reportable business segments. On October 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies.

Year Ended March 31, 2007

(In millions of dollars)

	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total

Total Revenue	985	232	101	1,197	80	(1,083)	1,512

Total Expenses	962	230	86	1,216	80	(1,083)	1,491

Net Income (Loss) for Year	23	2	15	(19)	-	-	21

Total Assets	2,113	1,048	370	726	135	(241)	4,151

Total Debt	1,787	702	194	531	0	(345)	2,869

Capital Expenditures	38	167	48	32	2	-	287

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK ELECTRIC FINANCE CORPORATION

NBEFC was established under the Act that came into force on October 1, 2004.

NBEFC has as its mandate to manage the assets, liabilities, rights and obligations that NBEFC received as part of the restructuring of Holdco and to dispose or otherwise deal with them as it sees fit.

As a result of the restructuring, the former NB Power’s debt, accrued interest and Sinking Funds were transferred to NBEFC.  A net total of $3.5 billion was transferred to NBEFC that consisted of the following:

(In millions of dollars)
Long-term debt	3,537
Short-term debt	378
Accrued interest	83
Sinking funds	(418)
3,580

In exchange, NBEFC received promissory notes from each Holdco subsidiary, including accrued interest, and a $140-million equity share in Transco. In addition, NBEFC assumed the deferred debt charges of $50 million and relieved the newly formed Holdco and its subsidiaries of NB Power’s  $187 million deficit.

NBEFC holds Class “B” non-voting share of nominal value in the Holdco and its subsidiaries as well as in New Brunswick Power Coleson Cove Corporation.  NBEFC holds an additional thousand Class “B” non-voting common shares in Transco assigned a value of $140 million.

NBEFC receives debt service payments, dividends and payments in lieu of taxes from the newly formed companies.

As of March 31, 2007, NBEFC had net total debt of $3.595 billion.

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING ON MARCH 31, 2007
Date of Maturity	Interest Rate	Sinking Fund Installment Rate	Series	Currency Amount	Outstanding Amount (CAN $)	Date Issued	Note
	%	%		Thousands
Repayable in United States Dollars:
15 Feb. 2013	7.625	1 & 1.5	EO	200,000.0	230,580.0	Feb. 1993	2
15 Aug. 2013	6.75	1 & 1.5	ET	200,000.0	230,580.0	Sept. 1993	2
15 May 2020	9.75	1 & 1.5	DU	200,000.0	230,580.0	May 1990	2
1 May 2022	8.75	1 & 1.5	EI	200,000.0	233,420.0	May 1992	2
				800,000.0	922,320.0
Repayable in Canadian Dollars:
10 Apr.-10 Mar. 2008	9.12-11.07	1	CP		62,396.0	1987-1988	1
30 July 2007	3.816	1.5	GH		38,704.0	July 2003	2
23 Oct. 2007	4.78 & 4.7925	1 & 1.5	GA		791,500.0	Oct. 2002	2,13
11 Apr. 2008- 1 Dec. 2008	9.62-10.39	1	CP		59,314.0	1988	1
2 June 2008	5.70	1.5	FR		550,000.0	Mar., Oct. 1998	2,5
7 July 2008	4.35	1.5	GD		101,958.4	July 2003	2
2 Dec. 2008	4.25	1.5	GI		300,000.0	Sept. 2003	2
3 Apr. 2009-1 Mar. 2010	9.15-10.31	1	CP		64,307.0	1989-1990	1
1 May 2009	Floating	1.5	GM		200,000.0	April 2005	2,15
2 June 2009	5.25	1.5	FU		550,000.0	May, Sept 1999	2,7
22 June 2009	10.25	1.5	DR		88,019.0	June 1989	2,3
23 Nov. 2009	10	1 & 1.5	DT		120,359.0	Nov. 1989	2,3
2 Dec. 2009	4.5	1 & 1.5	GK		300,000.0	June 2004	2
2 Apr. 2010- 1 Mar. 2011	10.36-11.04	1.5	CP		40,360.0	1990-1991	1
15 June 2010	6.375	1 & 1.5	FW		600,000.0	June, Dec. 2000	2,9
10 Apr. 2010- 1 Mar. 2011	9.81-10.04	1.5	CP		58,458.0	1991	1
12 July 2011	5.8	1 & 1.5	FX		600,000.0	Feb., June 2001	2,10
31 Oct 2011	10.125	1 & 1.5	ED		200,000.0	Oct. 1991	2
1 Dec. 2011	5.85	1 & 1.5	FY		600,000.0	Dec 01, Feb. 02	2,11
11 May 2012- 10 July 2012	9.17-9.45	1.5	CP		41,673.0	1992	1
9 May 2012	4.53	1.5	CPP-B		52,153.0	2006-2007	17
6 Dec. 2012	5.875	1 & 1.5	FZ		600,000.0	June, Aug. 2002	2,12
18 Jan. 2013	9.25	1 & 1.5	EN		200,000.0	Jan. 1993	2
25 Feb. 2013	5.5	1 & 1.5	GC		200,000.0	Feb. 2003	2
28 June 2013	8.5	1 & 1.5	ER		200,000.0	June 1993	2
13 Jan. 2014	7.75	1.5	EW		200,000.0	Jan. 1994	2
4 Feb. 2015	4.5	1 & 1.5	GL		550,000.0	Feb. Apr. 2005	2,16
12 May 2015	8.75	1 & 1.5	FF		200,000.0	May 1995	2
3 Dec. 2015	4.6	1.5	GN		500,000.0	June 05, Jan 06	2,17
21 July 2016	4.7	1.5	GQ		300,000.0	July 2006	2
21 Feb 2017	4.5926	1 & 1.5	GR		584,750.0	February 2007	2, 19
27 June 2017	6.75	1.5	FO		250,000.0	June 1997	2
27 Dec. 2017	6	1.5	FP		250,000.0	Nov. 1997	2
2 Apr. 2019 – 3 Mar. 2020	5.64-6.82	1.5	CP		46,892.0	1999-2000	1
1 Apr. 2020- 2 Mar 2021	6.25-6.76	1.5	CP		53,014.0	2000-2001	1
1 Apr. 2021- 1 Mar. 2022	6.26-6.70	1.5	CP		74,784.4	2001-2002	1
1 Apr. 2022- 1 Mar. 2023	5.79-6.51	1.5	CP		73,185.0	2002-2003	1
5 Apr. 2023- 1 Mar. 2024	5.37-6.06	1.5	CP		71,205.0	2003-2004	1
31 Mar. 2024	4.67	1.5	GP		100,000.0	Mar. 2006	2
10 Apr. 2025- May 2025	4.97-5.10	1.5	CP		19,188.0	2005	1
2. Apr. 2024- 10 Jan 2025	5.16-5.83	1.5	CP		67,087.0	2004-2005	1
27 Dec. 2028	5.65	1.5	FT		500,000.0	July 98, Feb. 99	2,6
15 Dec. 2029	5.75-6.29	1	FV		50,000.0	Dec. 1999	8
27 Jan. 2034	5.5	1.5	GJ		550,000.0	Jan., Nov. 2004	2,14
10 July 2035	4.73	1.5	CPP-A		50,302.0	2005, 2006-2007	17
26 Sep. 2035	4.65	1 & 1.5	GO		650,000.0	Sept 05, Jan 07	2, 18
26 Mar 2037	4.55	1 & 1.5	GS		300,000.0	March 2007	2

					$ 12,059,608.8
					$ 12,981,928.8

Note:

Up to 31 March 1980, the Sinking Fund installment rate on the Series CP debentures was 3%.

Exhibit “99.1” Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable.  Twenty year bonds redeemable in whole, or in part, at 100% on not less than thirty days notice.

(2) Non-callable

(3) Pursuant to Section 24 of the Provincial Loans, Act, the Minister of Finance authorized the cancellation of a portion of this issue held as an investment in the Sinking Fund effective 1 April 1991.  The Sinking Fund installment is the same as that made prior to the cancellation.

(4) Swiss Franc 100,000.0 represents the amount payable under a swap transaction for the repayment at maturity of a portion of series FQ $150,000.0 due 3 November 2006.  The remaining $54,932.2 of series FQ is repayable in Canadian dollars.  Interest is payable semi-annually in Canadian dollars.

(5) In October 1998, the Province issued an additional $250,000.0 of its series FR debentures.

(6) In February 1999, the Province issued and additional $250,000.0 of its series FT debentures.

(7) In September 1999, the Province issued an additional $250,000.0 of its series FU debentures.

(8) Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice.  The interest rate is 5.75% to 15 December 2007.  After this date, until maturity, the interest rate is 6.29%.

(9) In December 2000, the Province issued an additional $300,000.0 of its series FW debentures.

(10) In June 2001, the Province issued an additional $300,000.0 of its series FX debentures.

 (11) In February 2002, the Province issued an additional $300,000.0 of its series FY debentures.

(12) In August 2002, the Province issued an additional $300,000.0 of its series FZ debentures.

(13) Canadian $791,500.0 represents the amount payable under an interest rate and currency swap agreement with a counter-party for the repayment at maturity of the Province’s debt of series GA 3.50% $500,000.0 US due 23 October 2007.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(14) In November 2004, the Province issued an additional $250,000.0 of its series GJ debentures.

(15) Canadian $200,000.0 represents the amount payable under an interest swap agreement with a counterparty.  Interest is payable in monthly Canadian dollars at a floating rate.

 (16) In January 2006, the Province issued an additional $300,000.0 of its series GN debentures.

(17) Issued to the Canada Pension Plan Investment Board, non negotiable or transferable.  Assignable only to a wholly-owned subsidiary of the CPP Investment Board.  Thirty year bonds redeemable in whole or in part prior to maturity on not less that six days notice.

(18) In January 2007, the Province issued an additional $400,000.0 as its Series GO debentures.

(19) Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500,000.0 US due 21 February 2017.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar, Japanese yen and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2002 through 2006.

Average of Noon Spot Rates	2002	2003	2004	2005	2006
U.S. Dollar	$1.5704	$1.4014	$1.3015	$1.2116	$1.1341
Japanese Yen (100 Yen)	1.2554	1.2088	1.2035	1.1035	.9753
Swiss Franc	1.0112	1.0418	1.0473	0.9746	.9050

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities.  The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.